

Trustmark
Banking and Financial Solutions

People you trust. Advice that works.

TRUSTMARK CORPORATION

2003 Annual Report

Trustmark Corporation
2003 Annual Report

Our vision is to be a premier financial services company in our marketplace.

Our mission is to achieve outstanding customer satisfaction by providing banking, investment and insurance solutions through superior sales and service, utilizing excellent people, teamwork and diversity, while meeting our corporate financial goals.

Trustmark Corporation, with $7.9 billion in assets, is a diversified financial services company. We provide banking and financial solutions through 2,350 associates. Our common stock trades under the symbol TRMK on the NASDAQ National Market System.



 **Trustmark**
Banking and Financial Solutions

People you trust. Advice that works.

FINANCIAL HIGHLIGHTS

TRUSTMARK CORPORATION ANNUAL REPORT 2003

(in thousands except per share data)			Increase (Decrease)	
PER SHARE	**2003**	2002	Amount	%
Basic earnings per share	$ 2.01	$ 1.95	$ 0.06	3.08 %
Diluted earnings per share	2.00	1.94	0.06	3.09
Dividends	0.69	0.62	0.07	11.29
Book value	11.84	11.23	0.61	5.43
Weighted average shares - Basic	59,009	62,251	(3,242)	(5.21)
Weighted average shares - Diluted	59,244	62,416	(3,172)	(5.08)
FOR THE YEARS ENDED				
Interest income	$ 359,388	$ 405,952	$ (46,564)	(11.47)%
Interest expense	89,558	113,766	(24,208)	(21.28)
Net interest income	269,830	292,186	(22,356)	(7.65)
Provision for loan losses	9,771	14,107	(4,336)	(30.74)
Noninterest income	157,543	141,870	15,673	11.05
Noninterest expense	236,120	233,841	2,279	0.97
Net income	118,530	121,140	(2,610)	(2.15)
KEY RATIOS				
Return on average assets	1.60 %	1.77 %	-	-
Return on average equity	17.56	17.93	-	-
Efficiency ratio	53.42	51.63	-	-
Net interest margin (FTE)	4.11	4.85	-	-
AT YEAR END				
Securities	$ 2,112,443	$ 1,811,767	$300,676	16.60 %
Gross loans (including loans held for sale)	5,032,612	4,617,366	415,246	8.99
Total earning assets	7,182,767	6,453,090	729,677	11.31
Total assets	7,914,321	7,138,706	775,615	10.86
Total deposits	5,089,459	4,686,296	403,163	8.60
Shareholders' equity	689,573	679,534	10,039	1.48
AVERAGE BALANCES				
Securities	$ 1,913,107	$ 1,644,844	$268,263	16.31 %
Gross loans (including loans held for sale)	4,822,350	4,544,611	277,739	6.11
Total earning assets	6,760,631	6,215,730	544,901	8.77
Total assets	7,408,622	6,841,792	566,830	8.28
Total deposits	4,859,956	4,598,912	261,044	5.68
Shareholders' equity	675,143	675,731	(588)	(0.09)

LETTER TO SHAREHOLDERS

TRUSTMARK CORPORATION ANNUAL REPORT **2003**

Trustmark entered the new millenium with a strategic plan designed to enhance shareholder value and position the organization for long-term success. We concluded the third year of our strategic plan, and the successful implementation of this plan has resulted in another year of significant achievement. As a result of meeting our customers' financial needs, earnings in 2003 were among the best in Trustmark's history. During the year, we invested in technology to enhance customer satisfaction and efficiency and refined delivery of our Wealth Management services in a continuing effort to provide our customers with convenience and trusted financial advice. Trustmark also expanded into Florida's vibrant Emerald Coast, providing a comprehensive line of financial services from Destin to Panama City. In addition, we announced plans to enter the dynamic Houston, Texas, market.

In an effort to anticipate the challenges and opportunities before us, Trustmark invested considerable resources in the development of a Strategic Plan for 2004-06. We would like to take this opportunity to update you on our significant accomplishments in 2003 as well as share our direction for the future.

Financial Performance

Our success continues to be reflected in our financial performance. Trustmark's net income totaled $118.5 million, making 2003 among the most successful years in your company's history. Basic earnings per share increased to $2.01 while dividends paid during 2003 rose to $0.69 per share. Since 1998, basic earnings per share have increased at a compound annual growth



EARNINGS PER SHARE

$2.50					
$2.00					
$1.50					
$1.00					
$0.50					
$0.00	$1.14	$1.36	$1.50	$1.72	$1.95	$2.01

98 99 00 01 02 03



RICHARD G. HICKSON
Chairman and Chief Executive Officer

rate of 12.0% while dividends per share have increased 14.4%. Our performance in 2003 resulted in a return on average shareholders' equity of 17.6% and return on average assets of 1.6%.

Despite the challenging economic and financial environment, total revenues in 2003 were $427.4 million, reflecting a compound annual growth rate of 6.4% over the last five years. The composition of our revenue base reflects Trustmark's transformation from a bank to a diversified financial services company, with fee-based business such as wealth management and insurance services representing an increasing proportion of total revenue. In 1998, non-interest revenue represented 27.7% of total revenue; in 2003, non-interest revenue accounted for 36.9% of total revenue.



RETURN ON EQUITY

Credit quality continued to improve during the year as non-performing assets declined 21.3% to $29.9 million, representing 0.6% of loans plus other real estate. The allowance for loan losses at December 31, 2003, totaled $74.3 million, representing 1.5% of total loans and 310.5% of total non-performing loans. Trustmark's credit quality, which ranks among the best in the industry, is the result of sound underwriting and ongoing risk management analysis.

The strength and diversification of Trustmark's balance sheet is reflected in our financial performance. Earning assets, comprised of loans and investment securities, increased 11.3% to $7.2 billion in 2003. Likewise, loans have increased from 63.4% of earning assets in 1998 to 70.1% in 2003, thereby shifting the mix of our earning



DIVIDENDS PER SHARE

LOAN COMPOSITION
($ in millions)



assets and enhancing our earnings and profitability. Our loan portfolio, which increased 9.0% to $5.0 billion in 2003, is well diversified between commercial, consumer, real estate and home mortgage loans in our markets.

Total deposits increased 8.6% to $5.1 billion and are well diversified between transaction accounts, savings and certificates of deposit. At year-end, noninterest-bearing deposits totaled $1.3 billion, representing 26.1% of total deposits. From a deposit market share perspective, Trustmark continues to have a dominant presence in a majority of the markets in which we operate. In fact, Trustmark's market share ranks first, second or third in 23 of the 30 counties it serves. We are particularly pleased to be the leading financial institution in Mississippi with a

13.7% deposit market share as well as the largest banking organization in the Jackson MSA with a 40.7% deposit market share.

We continued to return excess capital to our shareholders in 2003 through an increase in quarterly dividends and an expanded share repurchase program. During the year, Trustmark increased its quarterly dividend per common share 15.2% to $0.19, or $0.76 annually. In addition, we repurchased approximately 2.4 million, or 4.0%, of our common shares. Nevertheless, shareholders' equity totaled $690 million and our capital strength continues to compare favorably to peers.

Trustmark has been a sound, profitable investment. Our total return to shareholders, which includes capital appreciation and dividend reinvestment, exceeded 26.2% in 2003. Over the last five years, our total

DEPOSIT COMPOSITION
($ in millions)



return was in excess of 47.7% and outperformed the major market indices including the Dow Jones Industrial Average, NASDAQ Composite Index and the S&P 500 Index.

Progress Toward Strategic Objectives

Corporate Governance

Trust and integrity are hallmarks of this organization. Long before corporate governance and Sarbanes-Oxley rose in prominence, Trustmark was working to develop a model governance process. In April 2002, after a comprehensive evaluation of our approach to corporate governance, Trustmark implemented a revised governance structure designed to improve the effectiveness and efficiency of its corporate decision-making processes.

The role of the Board is to foster Trustmark's long-term success consistent with its fiduciary responsibilities to shareholders. To this end, the Board monitors management's policies for effective alignment with corporate goals. Board oversight is navigated principally through the use of five committees: Audit and Finance, Executive, Human Resources, Nominating and Strategic Planning. The Board and its committees are responsible for specific decision accountabilities covering a range of governance items.

The implementation of our new structure confirmed Trustmark's leadership with respect to corporate governance practices. Indeed, Institutional Shareholder Services, Inc., a nationally recognized corporate governance authority, rated Trustmark's corporate governance practices in the 99th percentile among all public companies in 2003 and 6th in the Russell 3000.

Wealth Management

For generations, Trustmark's clients have relied upon us as their financial partner to provide reliable guidance and sound, practical advice for accumulating, preserving and distributing their wealth. In an effort to strengthen existing relationships and gain the trust of new clients, we realigned our investment division and incorporated our trust, brokerage, investment advisory and private banking groups under one umbrella, Trustmark's Wealth Management Group. We believe this integration will benefit our clients as they have a complete team of financial experts available to provide comprehensive solutions to their financial objectives in planning, financing, investing and risk management.

Our Wealth Management professionals have established a highly effective, multi-



Duane Dewey, with 18 years of investment management, trust and banking experience, joined Trustmark as President of Wealth Management during 2003. Under Dewey's direction, we provide disciplined investment management coupled with comprehensive wealth management strategies.

disciplinary approach to meeting customers' needs. With assets under management and administration totaling approximately $6.9 billion, we are pleased with the trust and confidence our clients have placed in Trustmark.

Mortgage Services

The favorable interest rate environment presented a significant opportunity for Trustmark's Mortgage Services Division. During 2003, Trustmark provided home financing for over 16,000 homeowners with mortgage loans exceeding $1.9 billion, an increase of 43% from a year earlier. Today, we provide mortgage servicing for nearly 50,000 customers with a mortgage servicing portfolio totaling $4.4 billion. While the growth and profitability of our Mortgage Services Division achieved record levels, we are diligently working to introduce our mortgage customers to a wealth of additional banking, investment and insurance services to meet their specific needs.

Technology

Technology delivers the convenience and information consumers and businesses expect, and supports associate attention to productivity and efficiency. In 2003, we completed our Credit Process Redesign initiative designed to streamline credit processes, enabling us to expand consumer and small business loans through risk-based pricing, as well as improve customer satisfaction. To this end, we successfully integrated elements of technology to improve the efficiency and effectiveness of our credit processes system-wide, and enhanced the customer experience.

Significant resources were also devoted to improving our efficiency with respect to transaction accounts. One such initiative

including our upgrade to a premier Internet banking provider with expanded features such as image viewing, account alerts, and inter-day reports. Our investments in technology were also designed to support acquisitions and internal growth.

Strategic Acquisitions

Trustmark continued to expand its franchise through selective acquisitions in



A strategic acquisition in 2003 of seven Emerald Coast branches in Florida allows Trustmark to offer a comprehensive line of banking and financial solutions to the thriving market area from Destin to Panama City.

was the implementation of a transaction image archive system, which has decreased the reliance on paper and backroom operations. With the completion of this project, customers and associates alike now have the ability to access transaction documents on-line.

Additionally, improvements in our electronic delivery channels were made,

higher growth markets. During the third quarter, your company successfully completed the integration of seven Emerald Coast branches into the Trustmark system. These offices, with $224 million in loans and $209 million in deposits, are located in thriving areas and well positioned for additional growth. As a result of this acquisition, Trustmark now serves markets from Destin to Panama City, Florida, offering a comprehensive line of banking and financial products to consumers and businesses alike. With a new Panama City office opening in the first quarter of 2004, efforts are underway to expand our Florida franchise and introduce Trustmark's brand as a trusted partner providing banking and financial solutions throughout the market place.

During the fourth quarter of 2003, Trustmark announced plans to enter the dynamic Houston, Texas, market with the purchase of five offices of Allied Houston Bank. These offices, with loans and deposits of approximately $158 million and $160 million, respectively, are located in Houston's most attractive areas. The purchase of these offices, which is subject to regulatory and shareholder approval, is expected to be completed in the first quarter of 2004. With a population of 4.4 million and $84 billion in deposits, Houston is among the largest and highest growth markets in the country. Its diverse economy, which includes the healthcare, energy, transportation and aeronautics industries, will provide Trustmark

significant opportunities to increase revenue and profitability.

Strategic acquisitions, which enhance internal growth, will continue to be an important component of our strategic plan. In this regard, we have positioned your company to take advantage of opportunities



John Sumrall assumed responsibilities as President of Trustmark's Emerald Coast Division in 2003. With 15 years of banking experience, principally in the Florida panhandle, Sumrall is a well-respected leader in the community and serves as Chairman of the Destin Area Chamber of Commerce.

for expansion in attractive markets and lines of business. Trustmark has revised its charter and bylaws to provide additional financial and management flexibility. We also received investment grade ratings from Moody's and Standard & Poor's and filed a $200 million shelf registration in order to more efficiently facilitate our franchise expansion.



Lee Cutrone serves as President of Trustmark's Texas Division. Cutrone, with 30 years of significant leadership experience with major financial institutions, including most recently four years as president of the Houston operations of a regional banking company, is well positioned to direct Trustmark's Texas Division.

Strategic Direction

The purpose of Trustmark's strategic planning process is to enhance long-term shareholder value by addressing key issues, anticipating customer needs and positioning the organization for long-term success. The Strategic Plan developed for 2001-03 has served your company well in guiding us to numerous significant accomplishments. As we initiated the strategic planning process for 2004-06, we sought to identify the

challenges and opportunities facing Trustmark and the financial services industry. Careful consideration of these issues, coupled with our experiences of the last three years, led our Board of Directors to reaffirm the strategic direction of the company, as well as the broad and enduring initiatives that had contributed to the success of the organization. These are the initiatives that will continue to provide clarity and focus for Trustmark:

• *Position Trustmark as a financial partner providing a broad range of banking, investment and insurance solutions*

• *Integrate sales process and service strategy to promote revenue growth through profitable customer development and retention*

• *Invest in associate development and training to build a team that consistently provides customer satisfaction and superior sales*

• *Align with technology service providers to deliver products and services that support relationship management throughout the organization*

• *Expand the Trustmark franchise through strategic acquisitions of banks, insurance agencies and investment management firms*

Vision and Commitment

Trustmark is becoming a premier regional financial services organization. Based upon the desires of our customers, we are refining the ways in which we provide banking, wealth management and insurance solutions. We are focused on becoming our customers' preferred choice for financial services and building upon our reputation as a trusted financial advisor. Our associates are taking extraordinary measures to strengthen customer satisfaction, deepen customer relationships, and grow the value of the Trustmark franchise, thereby enhancing shareholder value.

We appreciate your continued support and welcome the opportunity to demonstrate that Trustmark is "People you trust. Advice that works."

Sincerely,

Richard S Hickson

Richard G. Hickson
Chairman and Chief Executive Officer



With 4.4 million people and $84 billion in deposits, Houston provides an attractive opportunity for all of our lines of business and follows our strategic plan of acquisitions in high growth markets.

FINANCIAL STATEMENT

TRUSTMARK CORPORATION
ANNUAL REPORT | **2003**



Trustmark
Banking and Financial Solutions

People you trust. Advice that works.

Management's Statement on Responsibility for Financial Reporting

The management of Trustmark is responsible for the content and integrity of the consolidated financial statements, related disclosures and other information included in this annual report. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The financial statements presented include specific amounts determined using Management's best estimates and judgments.

Management has established, maintains and relies on Trustmark's accounting and related systems of procedures, disclosure controls and internal controls. These systems provide reasonable assurance that transactions are properly authorized and recorded in the consolidated financial statements and safeguard the Corporation's assets from material loss or misuse. Trustmark maintains an internal audit staff that monitors compliance with the Corporation's accounting and internal control systems and reports to the Audit and Finance Committee of the Board of Directors.

The Audit and Finance Committee of the Board of Directors, composed entirely of independent directors, meets periodically with Management, internal audit and the independent auditors to ensure that each is carrying out their responsibilities. The independent auditors, internal auditors and members of Management each have full and free access to meet privately as well as together with the Audit and Finance Committee to discuss internal controls, accounting, auditing or other financial matters.

The consolidated financial statements of Trustmark have been audited by KPMG LLP, independent auditors, who were engaged to express an opinion whether the consolidated financial statements presented in this annual report fairly present, in all material respects, the financial position, results of operations and cash flows of Trustmark for the periods presented.



Richard G. Hickson
Chairman and
Chief Executive Officer

Zach L. Wasson
Treasurer

Independent Auditors' Report

The Board of Directors and Shareholders
Trustmark Corporation:

We have audited the accompanying consolidated balance sheets of Trustmark Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trustmark Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 7 to the consolidated financial statements, effective January 1, 2002, the Corporation changed its method of accounting for goodwill and other intangible assets.

KPMG LLP

Jackson, Mississippi
February 14, 2004

Consolidated Balance Sheets

($ in thousands)

	December 31,	
	2003	2002
Assets		
Cash and due from banks (noninterest-bearing)	$ 333,096	$ 357,427
Federal funds sold and securities purchased		
under reverse repurchase agreements	37,712	23,957
Securities available for sale (at fair value)	1,933,993	1,262,570
Securities held to maturity (fair value: $191,146 - 2003;		
$578,150 - 2002).	178,450	549,197
Loans held for sale	112,560	199,680
Loans	4,920,052	4,417,686
Less allowance for loan losses	74,276	74,771
Net loans	4,845,776	4,342,915
Premises and equipment, net	108,374	104,113
Intangible assets (including goodwill of		
$95,877 - 2003; $48,028 - 2002)	167,505	119,643
Other assets	196,855	179,204
Total Assets	$ 7,914,321	$ 7,138,706
Liabilities		
Deposits:		
Noninterest-bearing	$ 1,329,444	$ 1,251,240
Interest-bearing	3,760,015	3,435,056
Total deposits	5,089,459	4,686,296
Federal funds purchased	253,419	319,985
Securities sold under repurchase agreements	674,716	634,993
Short-term borrowings	621,532	275,959
Long-term FHLB advances	531,035	475,000
Other liabilities	54,587	66,939
Total Liabilities	7,224,748	6,459,172
Commitments and Contingencies		
Shareholders' Equity		
Common stock, no par value:		
Authorized: 250,000,000 shares		
Issued and outstanding: 58,246,733 shares - 2003;		
60,516,668 shares - 2002	12,136	12,609
Capital surplus	132,383	188,652
Retained earnings	548,521	470,317
Accumulated other comprehensive (loss) income,		
net of tax	(3,467)	7,956
Total Shareholders' Equity	689,573	679,534
Total Liabilities and Shareholders' Equity	$ 7,914,321	$ 7,138,706

See notes to consolidated financial statements.

Consolidated Statements of Income

($ in thousands except per share data)	Years Ended December 31,		
Interest Income	2003	2002	2001
Interest and fees on loans	$ 285,684	$ 305,709	$ 340,809
Interest on securities:			
Taxable	65,332	89,562	123,971
Tax exempt	8,035	8,867	9,463
Interest on federal funds sold and securities purchased			
under reverse repurchase agreements	287	424	921
Other interest income	50	1,390	982
Total Interest Income	359,388	405,952	476,146
Interest Expense			
Interest on deposits	59,327	79,059	126,356
Interest on federal funds purchased and securities			
sold under repurchase agreements	10,255	12,652	42,390
Other interest expense	19,976	22,055	40,496
Total Interest Expense	89,558	113,766	209,242
Net Interest Income	269,830	292,186	266,904
Provision for loan losses	9,771	14,107	13,200
Net Interest Income After Provision			
for Loan Losses	260,059	278,079	253,704
Noninterest Income			
Service charges on deposit accounts	54,351	50,056	46,769
Other account charges and fees	28,101	28,371	29,473
Insurance commissions	20,567	17,837	11,635
Mortgage servicing fees	16,826	17,247	16,920
Trust service income	9,834	9,962	9,423
Securities gains	12,231	13,568	2,448
Gains on sales of loans	15,938	9,353	9,163
Other income	(305)	(4,524)	6,159
Total Noninterest Income	157,543	141,870	131,990
Noninterest Expense			
Salaries and employee benefits	126,533	119,801	110,540
Net occupancy - premises	12,817	12,088	11,576
Equipment expense	14,989	15,085	15,651
Services and fees	31,283	32,414	30,098
Amortization/impairment of intangible assets	20,874	24,275	14,129
Other expense	29,624	30,178	32,273
Total Noninterest Expense	236,120	233,841	214,267
Income Before Income Taxes	181,482	186,108	171,427
Income taxes	62,952	64,968	60,146
Net Income	$ 118,530	$ 121,140	$ 111,281
Earnings Per Share			
Basic	$ 2.01	$ 1.95	$ 1.72
Diluted	$ 2.00	$ 1.94	$ 1.72

See notes to consolidated financial statements.

TRUSTMARK CORPORATION

Consolidated Statements of Changes in Shareholders' Equity

($ in thousands except per share data)

	Common Stock		Capital Surplus	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
	Shares Outstanding	Amount				
Balance, January 1, 2001.	64,755,022	$ 13,491	$ 94,229	$ 512,107	$ 9,814	$ 629,641
Comprehensive income:						
Net income per consolidated statements of income	-	-	-	111,281	-	111,281
Net change in fair value of securities available for sale, net of tax	-	-	-	-	7,610	7,610
Net change in fair value of cash flow hedges, net of tax	-	-	-	-	1,277	1,277
Comprehensive income.	-	-	-	-	-	120,168
Cash dividends paid ($0.56 per share)	-	-	-	(36,001)	-	(36,001)
Common stock issued in business combination	2,405,630	501	45,521	-	-	46,022
Repurchase and retirement of common stock	(3,454,981)	(719)	(73,667)	-	-	(74,386)
Balance, December 31, 2001	63,705,671	13,273	66,083	587,387	18,701	685,444
Comprehensive income:						
Net income per consolidated statements of income	-	-	-	121,140	-	121,140
Net change in fair value of securities available for sale, net of tax	-	-	-	-	(3,845)	(3,845)
Net change in fair value of cash flow hedges, net of tax	-	-	-	-	(3,771)	(3,771)
Net change in unfunded accumulated benefit obligation, net of tax	-	-	-	-	(3,129)	(3,129)
Comprehensive income	-	-	-	-	-	110,395
Cash dividends paid ($0.62 per share)	-	-	-	(38,210)	-	(38,210)
Common stock issued, long-term incentive plan	65,712	14	668	-	-	682
Repurchase and retirement of common stock	(3,254,715)	(678)	(78,099)	-	-	(78,777)
Transfer to capital surplus	-	-	200,000	(200,000)	-	-
Balance, December 31, 2002	60,516,668	12,609	188,652	470,317	7,956	679,534
Comprehensive income:						
Net income per consolidated statements of income	-	-	-	118,530	-	118,530
Net change in fair value of securities available for sale, net of tax	-	-	-	-	(17,518)	(17,518)
Net change in fair value of cash flow hedges, net of tax	-	-	-	-	2,966	2,966
Net change in unfunded accumulated benefit obligation, net of tax	-	-	-	-	3,129	3,129
Comprehensive income	-	-	-	-	-	107,107
Cash dividends paid ($0.69 per share)	-	-	-	(40,326)	-	(40,326)
Common stock issued, long-term incentive plan	105,916	22	2,185	-	-	2,207
Compensation expense, long-term incentive plan	-	-	406	-	-	406
Repurchase and retirement of common stock	(2,375,851)	(495)	(58,860)	-	-	(59,355)
Balance, December 31, 2003	58,246,733	$ 12,136	$ 132,383	$ 548,521	$ (3,467)	$ 689,573

See notes to consolidated financial statements.

TRUSTMARK CORPORATION

Consolidated Statements of Cash Flows

($ in thousands)

	Years Ended December 31,		
	2003	2002	2001
Operating Activities			
Net income	$ 118,530	$ 121,140	$ 111,281
Adjustments to reconcile net income to net cash provided			
by operating activities:			
Provision for loan losses	9,771	14,107	13,200
Depreciation and amortization/impairment	33,056	36,871	26,864
Net amortization of securities	19,570	1,062	785
Securities gains	(12,231)	(13,568)	(2,448)
Gains on sales of loans	(15,938)	(9,353)	(9,163)
Deferred income tax provision (benefit)	3,238	(5,104)	3,111
Proceeds from sale of loans held for sale	1,494,278	1,059,396	1,235,114
Purchases and originations of loans held for sale	(1,407,158)	(1,138,231)	(1,099,548)
Net increase in mortgage servicing rights	(19,806)	(16,859)	(25,037)
Net (increase) decrease in other assets	(21,203)	22,972	(8,902)
Net decrease in other liabilities	(2,225)	(7,506)	(5,916)
Other operating activities, net	(100)	3,726	3,522
Net cash provided by operating activities	199,782	68,653	242,863
Investing Activities			
Proceeds from calls and maturities of securities held to maturity	452,331	267,055	216,611
Proceeds from calls and maturities of securities available for sale	443,375	440,840	573,765
Proceeds from sales of securities available for sale	267,895	315,597	14,700
Purchases of securities held to maturity	(3,978)	(21,887)	-
Purchases of securities available for sale	(1,496,002)	(956,684)	(407,796)
Net (increase) decrease in federal funds sold and securities			
purchased under reverse repurchase agreements	(13,755)	113,564	(31,368)
Net increase in loans	(274,279)	(19,682)	(67,359)
Purchases of premises and equipment	(7,850)	(17,340)	(12,892)
Proceeds from sales of premises and equipment	1,306	738	123
Proceeds from sales of other real estate	6,010	4,223	3,676
Net cash paid in business combinations	(69,802)	(7,799)	(62,739)
Net cash (used in) provided by investing activities	(694,749)	118,625	226,721
Financing Activities			
Net increase in deposits	193,345	72,931	7,781
Net decrease in federal funds purchased and securities sold			
under repurchase agreements	(26,843)	(82,528)	(229,657)
Net increase (decrease) in other borrowings	345,573	(282,728)	(332,193)
Proceeds from long-term FHLB advances	56,035	250,000	225,000
Cash dividends	(40,326)	(38,210)	(36,001)
Proceeds from exercise of stock options	2,207	682	-
Repurchase and retirement of common stock	(59,355)	(78,777)	(74,386)
Net cash provided by (used in) financing activities	470,636	(158,630)	(439,456)
(Decrease) increase in cash and cash equivalents	(24,331)	28,648	30,128
Cash and cash equivalents at beginning of year	357,427	328,779	298,651
Cash and cash equivalents at end of year	$ 333,096	$ 357,427	$ 328,779

See notes to consolidated financial statements.

Note 1 - Business, Basis of Financial Statement Presentation, Significant Accounting Policies and Recent Pronouncements

Business

Trustmark Corporation (Trustmark) is a multi-bank holding company headquartered in Jackson, Mississippi. Through its subsidiaries, Trustmark operates as a financial services organization providing banking and financial solutions to corporate institutions and individual customers through over 140 offices in Mississippi, Tennessee and Florida.

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of Trustmark and its wholly-owned subsidiaries, Trustmark National Bank (TNB) and Somerville Bank & Trust Company. All intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of mortgage servicing rights.

Certain reclassifications have been made to prior periods to conform to the current year presentation.

Significant Accounting Policies

Trading Account Securities

Trading account securities are purchased and held for resale in anticipation of short-term market movements. Trading account securities typically consist of debt securities and are carried at fair value. Gains and losses, both realized and unrealized, are classified as other income.

Securities Available for Sale and Held to Maturity

Management determines the appropriate classification of securities at the time of purchase. Debt securities are classified as held to maturity when Trustmark has the intent and ability to hold the security to maturity. Securities held to maturity are stated at amortized cost.

Securities not classified as held to maturity or trading are classified as available for sale and are stated at fair value. Unrealized gains and losses, net of tax, on these securities are recorded in shareholders' equity as accumulated other comprehensive (loss) income. Securities classified as available

for sale include securities that may be used as part of the asset/liability strategy or that may be sold in response to interest rate movements, liquidity needs, changes in prepayment expectations or for other business purposes.

The amortized cost of securities available for sale and held to maturity is adjusted for amortization of premiums and accretion of discounts to maturity, determined using the interest method. Such amortization and accretion is included in interest income on securities. The specific identification method is used to determine realized gains and losses on sales of securities, which are reported as securities gains (losses) in noninterest income.

Loans Held for Sale

Mortgage loans held for sale in the secondary market that are hedged using fair value hedges are carried at estimated fair value on an aggregate basis. Substantially all mortgage loans held for sale are hedged. These loans are primarily first-lien mortgage loans originated or purchased by Trustmark. Adjustments to reflect market value and realized gains and losses upon ultimate sale of the loans are classified as other income. Deferred loan fees and costs are reflected in the basis of loans held for sale, and as such, impacts the resulting gain or loss when loans are sold.

Loans

Loans are stated at the amount of unpaid principal, adjusted for the net amount of direct costs and nonrefundable loan fees associated with lending. The net amount of nonrefundable loan origination fees and direct costs associated with the lending process, including commitment fees, is deferred and accreted to interest income over the lives of the loans using a method that approximates the interest method. Interest on loans is accrued and recorded as interest income based on the outstanding principal balance.

A loan is classified as nonaccrual and the accrual of interest on such loan is discontinued when the contractual payment of principal or interest becomes 90 days past due or if Management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest is reversed against interest income. Interest received on nonaccrual loans is applied against principal. Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the

Notes to Consolidated Financial Statements

Note 1 - Business, Basis of Financial Statement Presentation, Significant Accounting Policies and Recent Pronouncements *(continued)*

ultimate collectibility of the total contractual principal and interest is no longer in doubt.

A loan is considered impaired when, based on current information and events, it is probable that Trustmark will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans classified as nonaccrual, excluding residential mortgages, consumer and other homogeneous loans, are considered impaired loans. Specific allowances for impaired loans are based on comparisons of the recorded carrying values of the loans to the present value of these loans' estimated cash flows at each loan's original effective interest rate, the fair value of the collateral or the loans' observable market prices. The policy for recognizing income on impaired loans is consistent with the nonaccrual policy.

Allowance for Loan Losses
The allowance for loan losses is established through provisions for estimated loan losses charged against earnings. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level believed adequate by Management to absorb estimated probable loan losses. Management's periodic evaluation of the adequacy of the allowance is based on identified loan impairments, Trustmark's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to expense over the estimated useful lives of the assets, which are up to thirty-nine years for buildings and three to seven years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases, or the estimated useful lives of the improvements, whichever is shorter. Depreciation and amortization expenses are computed using both straight-line and accelerated methods. Trustmark continually evaluates whether events and

circumstances have occurred that indicate that such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values. There were no impairment losses on premises and equipment recorded during 2003, 2002 or 2001.

Intangible Assets
Intangible assets consist of goodwill, identifiable intangible assets and mortgage servicing rights. Effective January 1, 2002, Trustmark adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." This statement requires that goodwill no longer be amortized, while amortizing other identifiable intangibles over their respective useful lives to their estimated residual values and measuring these assets for possible impairment. Included in Note 7 - "Intangible Assets" are the specific carrying values, amortization and pro forma disclosures as required by SFAS No. 142.

Goodwill, which represents the excess of cost over the fair value of the net assets of an acquired business, was amortized on a straight-line method up to twenty years prior to the adoption of SFAS No. 142. Effective January 1, 2002, goodwill is no longer amortized but tested for impairment annually.

Identifiable intangible assets, comprised primarily of core deposit intangibles and insurance customer relationship intangibles, represent the net present value of the future economic benefits related to the use of an acquired deposit and insurance base. These assets are being amortized on a straight-line method up to fifteen years. The results of straight-line amortization are not materially different from an accelerated method. In addition, during the third quarter of 2003, Trustmark purchased a banking charter for $1.0 million in order to facilitate its entry into the state of Florida. This identifiable intangible asset is being amortized over 20 years.

Mortgage servicing rights are rights to service mortgage loans for others, whether the loans were acquired through purchase or loan origination. Purchased mortgage servicing rights are capitalized at cost. For loans originated and sold where the servicing rights have been retained, Trustmark allocates the cost of the loan and the servicing right based on their relative fair values. Mortgage servicing rights are amortized over the estimated period of the related net servicing income.

Note 1 – Business, Basis of Financial Statement Presentation, Significant Accounting Policies and Recent Pronouncements *(continued)*

Impairment of goodwill, core deposit intangibles and insurance customer relationship intangibles are evaluated annually or whenever events or changes in circumstances indicate that the carrying amount should be assessed. Impairment, if any, for mortgage servicing rights is recognized through a valuation allowance with a corresponding charge to noninterest expense that is determined using estimated fair values based on specific risk characteristics of the underlying mortgages. During the quarter ended September 30, 2003, Trustmark expanded its risk characteristics, which had previously included product type and term, to include interest rates on the underlying mortgages. This change in estimate was necessary because of the recent volatile interest rate environment and reduced income before income taxes during 2003 by approximately $2.7 million ($1.7 million after tax or $0.03 per share).

Other Real Estate Owned
Other real estate owned includes assets that have been acquired in satisfaction of debt through foreclosure. Other real estate owned is reported in other assets and is recorded at the lower of cost or estimated fair value less the estimated cost of disposition. Valuation adjustments required at foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as other expense. Costs of operating and maintaining the properties, net of related income and gains (losses) on their disposition, are charged to other expense as incurred. Improvements made to properties are capitalized if the expenditures are expected to be recovered upon the sale of the property.

Derivative Financial Instruments
Trustmark utilizes various derivative financial instruments as part of its risk management strategy. Trustmark is also required to recognize certain contracts and commitments as a derivative when the characteristics of those contracts and commitments meet the definition of a derivative. Trustmark's derivative financial instruments consist of mortgage related instruments, interest rate swaps and interest rate floors/caps.

Under the guidelines of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, all derivative instruments are required to be carried at fair value on the balance sheet. SFAS No. 133 also provides special hedge accounting provisions. Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate

risk, are considered fair value hedges under SFAS No. 133. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

Fair value hedges are accounted for by recording the fair value of the derivative instrument and the fair value related to the risk being hedged on the hedged asset or liability on the balance sheet with corresponding offsets recorded in other income. The adjustment to the hedged asset or liability is included in the basis of the hedged item, while the fair value of the derivative is recorded as a freestanding asset or liability.

Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability, with a corresponding offset recorded in other comprehensive (loss) income within shareholders' equity, net of tax. Amounts are reclassified from other comprehensive (loss) income to the income statement in the period the hedged forecasted transaction affects net income.

Under both the fair value and cash flow hedge methods, derivative gains and losses not effective in hedging the change in fair value or expected cash flows of the hedged item are recognized immediately in other income.

Income Taxes
Trustmark accounts for deferred income taxes using the liability method. Deferred tax assets and liabilities are based on temporary differences between the financial statement carrying amounts and tax basis of Trustmark's assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Stock-Based Compensation
Effective January 1, 2003, Trustmark adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" prospectively to all awards granted, modified or settled after January 1, 2003. Under the provisions of this statement, compensation expense is recognized by the straight line method for grants issued after January 1, 2003, utilizing the fair value of the grants over the vesting period.

Notes to Consolidated Financial Statements

Note 1 – Business, Basis of Financial Statement Presentation, Significant Accounting Policies and Recent Pronouncements *(continued)*

This change did not have a material impact on Trustmark's consolidated financial statements. Trustmark estimates the fair value of each option granted using the Black-Scholes option-pricing model. Prior to January 1, 2003, Trustmark accounted for incentive stock options under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, because the exercise price of Trustmark's stock options equaled the market price for the underlying stock on the date of grant, no compensation expense was recognized. The following table reflects pro forma net income and earnings per share for the periods presented, had Trustmark elected to adopt the fair value approach for all outstanding options prior to January 1, 2003 ($ in thousands except per share data):

	2003	2002	2001
Net income, as reported	$ 118,530	$ 121,140	$ 111,281
Add: Total stock-based employee compensation expense included in reported net income, net of related tax effects	256	-	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,344)	(1,530)	(1,315)
Pro forma net income	$ 117,442	$ 119,610	$ 109,966
Earnings per share:			
As reported			
Basic	$ 2.01	$ 1.95	$ 1.72
Diluted	2.00	1.94	1.72
Pro forma			
Basic	$ 1.99	$ 1.92	$ 1.70
Diluted	1.98	1.92	1.70

The following table reflects the fair value of stock options at their grant date and the weighted average assumptions which were utilized in the Black-Scholes option-pricing model.

	2003	2002	2001
Fair value of options	$ 6.45	$ 8.51	$ 7.54
Risk-free investment rate	4.01%	5.21%	5.24%
Expected volatility	24.71%	27.04%	30.60%
Expected dividend yield	2.72%	2.40%	2.63%
Expected life (in years)	10	10	10

Statements of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Trustmark paid income taxes approximating $59.1 million in 2003, $70.4 million in 2002 and $55.6 million in 2001. Interest paid on deposit liabilities and other borrowings approximated $91.1 million in 2003, $119.2 million in 2002 and $222.9 million in 2001. For the years ended December 31, 2003, 2002 and 2001, noncash transfers from loans to foreclosed properties were $5.3 million, $6.8 million and $5.2 million, respectively. Assets acquired during 2003 as a result of business combinations totaled $233 million, while liabilities assumed totaled $209 million. Assets acquired during 2001 as a result of business combinations totaled $671 million, while liabilities assumed totaled $573 million. During 2003, $50 million of long-term FHLB advances were transferred to short-term borrowings compared with $100 million in 2002.

Per Share Data

Basic earnings per share (EPS) is computed by dividing net income by the weighted average shares of common stock outstanding. Diluted EPS is computed by dividing net income by the weighted average shares of common stock outstanding, adjusted for the effect of potentially dilutive stock options outstanding during the period. The following table reflects weighted average shares used to calculate basic and diluted EPS for the periods presented (in thousands):

	Years Ended December 31,		
	2003	2002	2001
Basic shares	59,009	62,251	64,755
Dilutive shares (due to stock options)	235	165	122
Diluted shares	59,244	62,416	64,877

Notes to Consolidated Financial Statements

Note 1 – Business, Basis of Financial Statement Presentation, Significant Accounting Policies and Recent Pronouncements *(continued)*

Recent Pronouncements

In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (as revised). This interpretation addresses consolidation by business enterprises of variable interest entities, which have one or more of the following characteristics: 1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders; 2) the equity investors lack one or more of the essential characteristics of a controlling financial interest and 3) the equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. Application of this interpretation is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities for periods ending after December 15, 2003. Currently, Trustmark does not have any interests in variable interest entities as defined by this interpretation.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The effects of this statement did not have a material impact on Trustmark's consolidated financial position or results of operations upon adoption on June 30, 2003.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The statement applies to the following three categories of freestanding financial instruments: 1) certain mandatorily redeemable instruments, 2) instruments with repurchase obligations and 3) instruments with obligations to issue a variable number of shares. The statement requires that previously issued instruments that fall within the scope of the statement must be reclassified as liabilities, and subsequent changes in the measurements of the instruments treated as liabilities must flow through to the income statement. For public companies, this statement became effective for all freestanding financial instruments entered into or modified after May 31, 2003. Currently, Trustmark does not have any financial instruments within the scope of this statement.

Note 2 - Business Combinations

On December 9, 2003, Trustmark and Allied Houston Bank, Houston, Texas, announced the signing of a definitive Branch Purchase and Assumption Agreement pursuant to which Trustmark National Bank will acquire five branches of Allied Houston Bank serving the greater Houston market for a $10 million deposit premium. The Agreement contemplates the assumption of selected deposit accounts of approximately $160 million, the purchase of selected loan accounts of approximately $158 million and the operation of five Allied Houston Bank branch locations. At November 30, 2003, Allied Houston Bank deposits and loans totaled approximately $199 million and $178 million, respectively. The proposed transaction, which is subject to the approval of regulatory authorities and Allied Houston shareholders, is expected to close during the first quarter of 2004.

On August 29, 2003, Trustmark acquired seven Florida branches of The Banc Corporation of Birmingham, Alabama, in a business combination accounted for by the purchase method of accounting. These branches, known as the Emerald Coast Division, serve the markets from Destin to Panama City. In connection with the transaction, Trustmark paid a $46.8 million deposit premium in exchange for $232.8 million in assets and $209.2 million in deposits and other liabilities. Assets consisted of $224.3 million in loans,

Note 2 – Business Combinations *(continued)*

$6.8 million in premises and equipment and $1.7 million in other assets. These assets and liabilities have been recorded at fair value based on market conditions and risk characteristics at the acquisition date. Loans were recorded at a $1.9 million discount, consisting of a discount for general credit risk of $3.5 million offset by a market premium of $1.6 million. This net discount will be recognized as interest income over the estimated life of the loans. Excess costs over tangible net assets acquired totaled $49.5 million, of which $1.7 million and $47.8 million have been allocated to core deposits and goodwill, respectively.

On June 28, 2002, The Bottrell Insurance Agency, Inc., a wholly-owned subsidiary of TNB, acquired Chandler-Sampson Insurance, Inc. (CSI) in Jackson, Mississippi. This business combination, which is not material to Trustmark, was accounted for under the purchase method of accounting. Excess cost over tangible net assets acquired totaled $10 million, of which $3 million and $7 million have been allocated to other identifiable intangible assets and goodwill, respectively.

On December 14, 2001, Nashoba Bancshares, Inc. (Nashoba) in Germantown, Tennessee, was merged with Trustmark in a business combination accounted for by the purchase method of accounting. Nashoba was the holding company for Nashoba Bank, and at the merger date, Nashoba had $10 million in securities, $147 million in total loans, $163 million in total assets and $132 million in total deposits. The shareholders of Nashoba received $28 million in cash in connection with the merger. Excess cost over tangible net assets acquired totaled $17 million, of which $3 million and $14 million have been allocated to core deposits and goodwill, respectively.

On April 6, 2001, Barret Bancorp, Inc. (Barret) in Barretville, Tennessee, was merged with Trustmark in a business combination accounted for by the purchase method of accounting. Barret was the holding company for Peoples Bank in Barretville, Tennessee, and Somerville Bank & Trust Company in Somerville, Tennessee. At the merger date, Barret had $104 million in securities, $307 million in total loans, $508 million in total assets and $414 million in total deposits. The shareholders of Barret received approximately 2.4 million shares of Trustmark's common stock along with $51 million in cash. Excess cost over tangible net assets acquired totaled $27 million, of which $11 million and $16 million have been allocated to core deposits and goodwill, respectively.

Trustmark's financial statements include the results of operations for the above purchase business combinations from the respective merger dates. The pro forma impact of these acquisitions on Trustmark's results of operations is immaterial.

Note 3 - Cash and Due from Banks

Trustmark is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits. The average amounts of those reserves for the years ended December 31, 2003 and 2002, were $36.8 million and $15.2 million, respectively.

Note 4 - Securities Available for Sale and Held to Maturity

A summary of the amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2003 and 2002, follows ($ in thousands):

2003	Securities Available for Sale				Securities Held to Maturity			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Treasury and other U.S. Government agencies	$ 301,857	$ 1,033	$ (3,858)	$ 299,032	$ -	$ -	$ -	$ -
Obligations of states and political subdivisions	72,243	4,439	(6)	76,676	142,169	12,374	(2)	154,541
Mortgage-backed securities	1,382,136	6,143	(14,111)	1,374,168	36,181	369	(45)	36,505
Corporate debt securities	107,418	448	(753)	107,113	-	-	-	-
Other securities	75,955	1,049	-	77,004	100	-	-	100
Total	$1,939,609	$ 13,112	$ (18,728)	$1,933,993	$ 178,450	$ 12,743	$ (47)	$ 191,146
2002								
U.S. Treasury and other U.S. Government agencies	$ 182,219	$ 9,960	$ (125)	$ 192,054	$ -	$ -	$ -	$ -
Obligations of states and political subdivisions	71,544	5,458	-	77,002	153,707	13,662	-	167,369
Mortgage-backed securities	937,753	9,082	(1,620)	945,215	395,390	15,379	(88)	410,681
Other securities	48,299	-	-	48,299	100	-	-	100
Total	$1,239,815	$ 24,500	$ (1,745)	$1,262,570	$ 549,197	$ 29,041	$ (88)	$ 578,150

Temporarily Impaired Securities

The primary components that determine a security's fair value are its coupon rate, maturity and credit characteristics. When the fair value of a security falls below amortized cost it becomes temporarily impaired with an unrealized loss. The table below ($ in thousands) includes securities with unrealized losses at December 31, 2003.

	Held Less than 12 Months		Held 12 Months or More		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. Treasury and other U.S. Government agencies	$ 161,295	$ 3,858	$ -	$ -	$ 161,295	$ 3,858
Obligations of states and political subdivisions	2,413	8	-	-	2,413	8
Mortgage-backed securities	1,132,374	14,096	1,954	60	1,134,328	14,156
Corporate debt securities	62,106	753	-	-	62,106	753
Other securities	-	-	100	-	100	-
Total	$ 1,358,188	$ 18,715	$ 2,054	$ 60	$ 1,360,242	$ 18,775

Notes to Consolidated Financial Statements

Note 4 - Securities Available for Sale and Held to Maturity *(continued)*

The fair market value of all securities were impacted by an upward trend in interest rates during the second half of 2003. Current conditions indicate that the contractual principal value, or the expected maturity, of these securities has not been altered to the extent that these unrealized losses are considered anything but temporary in nature. All of the securities held with unrealized losses that have continued for longer than twelve months are expected to mature, at full principal value, during 2004.

Security Gains and Losses
Gross gains as a result of calls and dispositions of securities available for sale were $12.2 million in 2003, $13.6 million in 2002 and $1.5 million in 2001. During 2003, gross losses on calls and dispositions of these securities were $61 thousand, while there were none in 2002 and $28 thousand realized in 2001. During 2003, 2002 and 2001, there were no sales of securities held to maturity. Gross gains of $75 thousand, $7 thousand and $968 thousand were realized on calls of these securities during 2003, 2002 and 2001, respectively.

Securities Pledged
Securities with a carrying value of $1.7 billion and $1.3 billion at December 31, 2003 and 2002, respectively, were pledged to collateralize public deposits and securities sold under agreements to repurchase, and for other purposes as required or permitted by law.

Contractual Maturities
The amortized cost and estimated fair value of securities available for sale and held to maturity at December 31, 2003, by contractual maturity, are shown below ($ in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale		Securities Held to Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 10,061	$ 10,243	$ 8,929	$ 9,188
Due after one year through five years	420,963	421,961	44,306	48,072
Due after five years through ten years	95,225	95,258	52,316	56,964
Due after ten years	31,224	32,363	36,718	40,417
	557,473	559,825	142,269	154,641
Mortgage-backed securities	1,382,136	1,374,168	36,181	36,505
Total	$ 1,939,609	$ 1,933,993	$ 178,450	$ 191,146

Note 5 - Loans

At December 31, 2003 and 2002, loans consisted of the following ($ in thousands):

	2003	2002
Real estate loans:		
Construction and land		
development	$ 406,257	$ 286,500
Secured by 1-4 family		
residential properties ...	1,663,915	1,330,604
Secured by nonfarm, non-		
residential properties ...	858,708	811,289
Other	156,524	112,923
Loans to finance agricultural		
production	30,815	37,452
Commercial and industrial ..	787,094	776,510
Consumer	787,316	833,384
Obligations of states and		
political subdivisions	173,296	162,644
Other loans	56,127	66,380
Loans	4,920,052	4,417,686
Less allowance for loan		
losses	74,276	74,771
Net loans	$ 4,845,776	$ 4,342,915

Trustmark does not have any loan concentrations other than those reflected in the preceding table which exceed 10% of total loans. At December 31, 2003, Trustmark's geographic loan distribution was concentrated primarily in its Mississippi, Tennessee and Florida markets.

Changes in the allowance for loan losses were as follows ($ in thousands):

	2003	2002	2001
Balance at January 1 ...	$ 74,771	$ 75,534	$ 65,850
Provision charged to			
expense	9,771	14,107	13,200
Loans charged off	(19,208)	(24,035)	(22,698)
Recoveries	8,942	9,165	7,604
Net charge-offs	(10,266)	(14,870)	(15,094)
Allowance applicable			
to loans of acquired			
banks	-	-	11,578
Balance at			
December 31	$ 74,276	$ 74,771	$ 75,534

At December 31, 2003 and 2002, the carrying amounts of nonaccrual loans were $23.9 million and $31.6 million, respectively. Included in these nonaccrual loans at December 31, 2003 and 2002, are loans that are considered to be impaired, which totaled $16.5 million and $24.2 million, respectively. At December 31, 2003, the total allowance for loan losses related to impaired loans was $4.9 million compared with $6.8 million at December 31, 2002. The average carrying amounts of impaired loans during 2003, 2002 and 2001 were $21.3 million, $29.9 million and $22.7 million, respectively. No material amounts of interest income were recognized on impaired loans or nonaccrual loans for each of the years in the three-year period ended December 31, 2003.

Trustmark makes loans in the normal course of business to certain directors, including their immediate families and companies in which they are principal owners. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and do not involve more than the normal risk of collectability at the time of the transaction. At December 31, 2003 and 2002, total loans to these persons were $80.5 million and $62.2 million, respectively. During 2003, $772.6 million of new loan advances were made while repayments were $754.3 million. No loans were reclassified as a result of directors' retirements or changes in position of executive officers during the year.

Notes to Consolidated Financial Statements

Note 6 - Premises and Equipment

At December 31, 2003 and 2002, premises and equipment are summarized as follows ($ in thousands):

	2003	2002
Land	$ 24,725	$ 22,059
Buildings and leasehold improvements	111,037	105,422
Furniture and equipment	103,983	108,130
Total cost of premises and equipment	239,745	235,611
Less accumulated depreciation and amortization	131,371	131,498
Premises and equipment, net	$ 108,374	$ 104,113

Note 7 - Intangible Assets

Goodwill

The changes in the carrying amount of goodwill (all within the Consumer Division segment) for the years ended December 31, 2003, 2002 and 2001, are as follows ($ in thousands):

	2003	2002	2001
Balance as of January 1	$ 48,028	$ 41,004	$ 11,913
Additions from business combinations	47,849	6,638	30,492
Purchase accounting adjustments	-	386	(69)
Amortization	-	-	(1,332)
Balance as of December 31	$ 95,877	$ 48,028	$ 41,004

Effective January 1, 2003, Trustmark changed the composition of its reportable segments and as a result, the Consumer Division segment now contains all goodwill reportable by Trustmark. Within this segment, the carrying amount by reporting unit at December 31, 2003, includes Retail Banking ($74.0 million), Bottrell Insurance Agency ($17.5 million) and Somerville Bank & Trust Company ($4.4 million). Trustmark performed an impairment test on its goodwill assets during 2003 and 2002 which indicated that no impairment charge was required.

The following table sets forth net income and earnings per share excluding goodwill amortization for the years ended December 31, 2003, 2002 and 2001 ($ in thousands, except per share data):

	2003	2002	2001
Net income as reported	$ 118,530	$ 121,140	$ 111,281
Goodwill amortization, net of tax	-	-	866
Pro forma net income	$ 118,530	$ 121,140	$ 112,147
Earnings per share:			
As reported			
Basic	$ 2.01	$ 1.95	$ 1.72
Diluted	2.00	1.94	1.72
Pro forma			
Basic	$ 2.01	$ 1.95	$ 1.73
Diluted	2.00	1.94	1.73

Note 7 - Intangible Assets *(continued)*

Other Identifiable Intangible Assets

At December 31, 2003 and 2002, other identifiable intangible assets consisted of the following ($ in thousands):

	2003		2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposit intangibles	$ 40,225	$ 21,665	$ 38,549	$ 19,261
Insurance intangibles	3,180	827	3,180	276
Banking charter	1,025	17	-	-
Total amortizable	44,430	22,509	41,729	19,537
Pension plan intangible	-	-	596	-
Total	$ 44,430	$ 22,509	$ 42,325	$ 19,537

During 2003, Trustmark acquired $1.7 million of core deposit intangible assets resulting from the Emerald Coast branch purchase, which have a weighted average amortization period of 10 years. In order to facilitate its entry into Florida, Trustmark acquired an existing Florida state bank charter for $1.0 million from an unrelated party. This bank charter has an amortization period of 20 years. During 2002, Trustmark recorded an intangible asset related to the unrecognized prior service cost of the pension plan in the amount of $596 thousand. During 2003, this unamortized asset was reviewed and subsequently reversed based on the value of the pension plan's assets compared with its accumulated benefit obligation. During 2003 and 2002, Trustmark recorded $3.0 million and $3.2 million, respectively, of amortization of other identifiable intangible assets.

Trustmark estimates that amortization expense for intangible assets will be $2.1 million in 2004 and $1.9 million in 2005, 2006, 2007 and 2008.

Mortgage Servicing Rights

The changes in the carrying amount of mortgage servicing rights for the years ended December 31, 2003, 2002 and 2001, are as follows ($ in thousands):

	Gross Carrying Amount	Valuation Allowance	Net Carrying Amount
Balance as of January 1, 2001	$ 43,153	$ -	$ 43,153
Additions	20,523	-	20,523
Amortization/impairment	(8,205)	(2,000)	(10,205)
Balance as of December 31, 2001	55,471	(2,000)	53,471
Additions	17,376	-	17,376
Amortization/impairment	(11,540)	(10,480)	(22,020)
Balance as of December 31, 2002	61,307	(12,480)	48,827
Additions	18,782	-	18,782
Amortization/impairment	(14,515)	(3,387)	(17,902)
Balance as of December 31, 2003	$ 65,574	$ (15,867)	$ 49,707

Note 8 - Deposits

At December 31, 2003 and 2002, deposits consisted of the following ($ in thousands):

	2003	2002
DDA, NOW, MMDA . .	$ 2,543,694	$ 2,193,422
Savings	828,256	744,386
Time	1,717,509	1,748,488
Total deposits	$ 5,089,459	$ 4,686,296

The aggregate amount of time deposits of $100,000 or more at December 31, 2003, was $454.3 million.

The maturities of interest-bearing deposits at December 31, 2003, are as follows ($ in thousands):

2004	$ 1,221,380
2005	332,726
2006	89,601
2007	47,246
2008 and thereafter	26,556
Total time deposits	1,717,509
Interest-bearing deposits with no stated maturity	2,042,506
Total interest-bearing deposits	$ 3,760,015

Note 9 - Securities Sold Under Repurchase Agreements

At December 31, 2003 and 2002, the carrying values of securities sold under repurchase agreements, by contractual maturity, are as follows ($ in thousands):

	2003	2002
Demand/In one day	$ 472,040	$ 554,253
Term up to 30 days	45,006	27,741
Term of 30 to 90 days	93,198	10,999
Term of 90 days and over . . .	64,472	42,000
Total	$ 674,716	$ 634,993

The weighted average interest rates for these repurchase agreements were 0.89% and 1.12% at December 31, 2003 and 2002, respectively. Specific U.S. Treasury and other U.S. Government agencies securities with carrying values of $916 million at December 31, 2003, and $784 million at December 31, 2002, collateralize the repurchase agreements. The fair value of this collateral approximated $913 million at December 31, 2003, and $800 million at December 31, 2002.

Note 10 - Borrowings

Short-Term Borrowings
At December 31, 2003 and 2002, short-term borrowings consisted of the following ($ in thousands):

	2003	2002
Term federal funds purchased	$ 252,000	$ 100,000
FHLB advances	300,000	107,710
Treasury tax and loan note option account	46,687	45,985
Other	22,845	22,264
Total	$ 621,532	$ 275,959

Trustmark has received advances from the FHLB, which are classified as short-term and are collateralized by a blanket lien on Trustmark's single-family, multi-family, home equity and commercial mortgage loans. Four of these advances have fixed rates and range in size from $25 million to $100 million with interest rates from 1.06% to 5.30% and maturities from January to September 2004. An additional floating rate advance of $100 million, which matures in August 2004, currently has an interest rate of 1.14%, which is reset quarterly based on the three-month LIBOR.

The treasury tax and loan note option account, which is collateralized by a pledge of U.S. Treasury, U.S. Government agencies and state, county and municipal securities as required by the Department of the Treasury, is an open-ended interest-bearing note maintained at the Federal Reserve Bank. Interest is charged at the weekly Federal Funds rate minus 25 basis points.

Notes to Consolidated Financial Statements

Note 10 - Borrowings *(continued)*

Long-Term Federal Home Loan Bank Advances
Trustmark has received noncallable advances totaling $531 million at December 31, 2003, and $475 million at December 31, 2002, which are collateralized by a blanket lien on Trustmark's single-family, multi-family, home equity and commercial mortgage loans. Advances totaling $450 million mature in 2005, $75.2 million in 2006, $4.3 million in 2008 and $1.5 million in 2009. These advances have interest rates ranging from 1.11% to 6.80%. Interest rates on two advances are reset quarterly based on the three-month LIBOR. At December 31, 2003, Trustmark had $442.6 million available in unused FHLB advances.

Line of Credit
In June 2002, Trustmark entered into a two-year line of credit arrangement enabling borrowings up to $50 million, subject to certain financial covenants. At December 31, 2003, Trustmark had not utilized this line of credit.

Note 11 - Income Taxes

The income tax provision included in the statements of income is as follows ($ in thousands):

	2003	2002	2001
Current			
Federal	$ 51,802	$ 60,969	$ 49,992
State	7,912	9,103	7,043
Deferred			
Federal	2,825	(4,364)	2,782
State	413	(740)	329
Income tax provision	$ 62,952	$ 64,968	$ 60,146

The income tax provision differs from the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes as a result of the following ($ in thousands):

	2003	2002	2001
Income tax computed at statutory tax rate	$ 63,519	$ 65,138	$ 59,999
Tax exempt interest	(5,217)	(5,753)	(6,384)
Nondeductible interest expense	246	357	703
State income taxes, net	5,410	5,436	4,792
Other	(1,006)	(210)	1,036
Income tax provision	$ 62,952	$ 64,968	$ 60,146

Note 11 - Income Taxes *(continued)*

Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities give rise to the following net deferred tax assets at December 31, 2003 and 2002, which are included in other assets ($ in thousands):

	2003	2002
Deferred tax assets		
Allowance for loan losses	$ 28,336	$ 28,467
Deferred compensation	7,449	6,860
Unrealized losses on available for sale securities	2,148	-
Interest rate contracts	1,832	1,642
Pension plan	-	814
Other	6,117	4,194
Gross deferred tax asset	45,882	41,977
Deferred tax liabilities		
Premises and equipment	6,291	4,965
Goodwill and other identifiable intangibles	5,978	5,045
Pension plan	3,325	-
Securities	3,077	1,100
Mortgage servicing rights	2,431	890
Unrealized gains on available for sale securities	-	8,704
Other	1,477	861
Gross deferred tax liability	22,579	21,565
Net deferred tax asset	$ 23,303	$ 20,412

Trustmark has evaluated the need for a valuation allowance and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will be realized.

Note 12 - Associate Benefit Plans

Early Retirement Program
In February 2003, Trustmark announced a voluntary early retirement program for associates ages 58 and above with ten or more years of service. This program was accepted by 116 associates, or 4.75% of Trustmark's workforce. The cost of this program, which is included in salaries and benefits, includes a charge of $2.9 million in salaries, $2.0 million in net periodic pension costs and $1.2 million in other employee benefits.

Pension Plan
Trustmark maintains a defined noncontributory pension plan which covers substantially all associates with more than one year of service. The plan provides pension benefits that are based on the length of credited service and final average compensation as defined in the plan. Trustmark's policy is to fund amounts allowable for federal income tax purposes.

Note 12 - Associate Benefit Plans *(continued)*

The following tables present information regarding the benefit obligation, plan assets, funded status of the plan, accumulated benefit obligation and net periodic pension costs ($ in thousands):

	December 31,	
	2003	2002
Change in projected benefit obligation		
Benefit obligation, beginning of year	$ 72,229	$ 64,201
Service cost	2,571	2,781
Interest cost	4,569	4,862
Actuarial loss	3,947	4,706
Benefit payments	(15,057)	(4,580)
Prior service cost	(473)	259
Projected benefit obligation, end of year	67,786	72,229
Change in plan assets		
Fair value of plan assets, beginning of year	55,233	58,751
Actual return on plan assets	7,417	(1,277)
Employer contributions	10,000	2,339
Benefit payments	(15,057)	(4,580)
Fair value of plan assets, end of year	57,593	55,233
Funded status of plan assets		
Plan assets less than projected benefit obligation	(10,193)	(16,996)
Unrecognized prior service cost	(2,498)	596
Unrecognized net loss	21,383	19,338
Prepaid pension assets recorded in balance sheets	$ 8,692	$ 2,938
Amounts recognized in the balance sheets		
Prepaid pension asset recorded in balance sheets	$ 8,692	$ 2,938
Accrued minimum pension liability	-	(5,663)
Intangible asset	-	596
Accumulated other comprehensive income	-	5,067
Prepaid pension assets recorded in balance sheets	$ 8,692	$ 2,938
Accumulated benefit obligation		
Projected benefit obligation	$ 67,786	$ 72,229
Accumulated benefit obligation	57,424	57,958
Fair value of plan assets	57,593	55,233

	Years Ended December 31,		
	2003	2002	2001
Net periodic pension cost			
Service cost - benefits earned during the period	$ 2,571	$ 2,781	$ 3,042
Interest cost on projected benefit obligation	4,569	4,862	4,194
Expected return on plan assets	(5,514)	(5,935)	(5,721)
Amortization of prior service cost	242	212	262
Amortization of net obligation at transition	-	(213)	(364)
Recognized net loss due to settlement	2,378	-	-
Net periodic benefit cost	$ 4,246	$ 1,707	$ 1,413

Note 12 - Associate Benefit Plans *(continued)*

	2003	2002	2001
Weighted-average assumptions as of end of year			
Discount rate for benefit obligations	6.50%	7.00%	7.50%
Discount rate for net periodic benefit cost	7.00%	7.50%	7.75%
Expected long-term return on plan assets	9.00%	9.00%	9.00%
Rate of compensation increase	4.00%	4.00%	4.00%

Plan Assets

Trustmark's pension plan weighted-average asset allocations at December 31, 2003 and 2002, by asset category are as follows:

	2003	2002
Fixed income securities	37.2%	40.2%
Equity mutual funds	61.7%	55.6%
Other	1.1%	4.2%
Total	100.0%	100.0%

The strategic objective of the plan focuses on capital growth with moderate income. The plan is managed on a total return basis with the return objective set as a reasonable actuarial rate of return on plan assets net of investment management fees. Moderate risk is assumed given the average age of plan participants and the need to meet the required rate of return. Equity and fixed income securities are utilized to allow for capital appreciation while fully diversifying the portfolio with more conservative fixed income investments. The target asset allocation range for the portfolio is 0-15% Cash & Equivalents, 25-45% Fixed Income, 35-65% Domestic Equity, and 0-20% International Equity. Changes in allocations are a result of tactical asset allocation decisions and fall within the aforementioned percentage range for each major asset class.

Trustmark selects the expected long-term rate-of-return-on-assets assumption in consultation with their investment advisors and actuary, and with concurrence from their auditors. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience, that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period in which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Contributions

The acceptable range of contributions to the plan is determined each year by the plan's actuary. In 2004, Trustmark's minimum required contribution is expected to be zero; however, Trustmark's management and Board of Directors plan to make a contribution of up to $7 million. The actual amount of the contribution will be determined based on the plan's funded status and return on plan assets as of the measurement date, which is October 31st.

Estimated Future Pension Benefit Payments

The following pension plan benefit payments, which reflect expected future service, are expected to be paid:

2004	$ 5,651,708
2005	5,510,722
2006	5,133,349
2007	5,513,491
2008	6,249,023
2009 - 2013	35,194,830

Post Retirement Benefits

Trustmark does not provide post-retirement or post-employment benefits to associates at normal retirement other than pension benefits.

Notes to Consolidated Financial Statements

Note 12 - Associate Benefit Plans *(continued)*

Defined Contribution Plan

Trustmark provides associates with a self-directed 401(k) retirement plan which allows associates to contribute a percentage of base pay, within limits provided by the Internal Revenue Code and accompanying regulations, into the plan. Trustmark's contributions to this plan were $2.8 million in 2003, $3.0 million in 2002 and $2.7 million in 2001.

Supplemental Retirement Program

Trustmark provides a deferred compensation plan covering directors, key executives and senior officers. Participants in the deferred compensation plan can defer a portion of their compensation for payment after retirement. Life insurance contracts have been purchased which may be used to fund payments under the plan. Net expenses related to this plan were $1.4 million in 2003, $761 thousand in 2002 and $1.6 million in 2001.

Long-Term Incentive Plan

Trustmark's incentive stock plan provides for the granting of incentive stock options and nonqualified stock options. Stock options are granted at an exercise price equal to the market value of the stock at the date of grant and are exercisable for a period not to exceed ten years from the date of grant. The maximum number of shares that can be granted under this plan is 7.0 million shares. The following tables summarize Trustmark's option activities for 2003, 2002 and 2001:

	2003 Shares	2003 Average Option Price	2002 Shares	2002 Average Option Price	2001 Shares	2001 Average Option Price
Outstanding, beginning of year	1,450,161	$ 21.85	1,232,100	$ 20.27	880,500	$ 19.70
Granted	371,200	24.32	392,350	25.43	371,100	21.68
Exercised	(109,128)	20.97	(114,414)	17.08	(11,500)	21.67
Forfeited	(102,063)	22.89	(59,875)	22.13	(8,000)	20.68
Outstanding, end of year	1,610,170	22.41	1,450,161	21.85	1,232,100	20.27
Exercisable, end of year	759,797	21.11	583,401	20.57	423,101	19.32

Range of Exercise Prices	Options Outstanding — Outstanding December 31, 2003	Options Outstanding — Weighted Average Remaining Years To Expiration	Options Outstanding — Weighted Average Exercise Price	Options Exercisable — Exercisable December 31, 2003	Options Exercisable — Weighted Average Exercise Price
$11.76 - $14.70	49,197	3.4	$ 13.53	49,197	$ 13.53
$17.64 - $20.58	258,863	6.3	18.06	178,892	18.06
$20.58 - $23.52	612,385	6.1	22.19	452,117	22.37
$23.52 - $26.46	663,225	8.8	24.77	79,591	25.46
$26.46 - $29.40	26,500	9.7	27.23	-	-
	1,610,170	7.2	22.41	759,797	21.11

Note 13 - Commitments and Contingencies

Lending Related

Trustmark makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers.

Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions. Commitments generally have fixed expiration dates or other termination clauses. Since many of these commitments

Note 13 - Commitments and Contingencies *(continued)*

are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Trustmark applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed creditworthiness of the borrower. At December 31, 2003 and 2002, Trustmark had commitments to extend credit of $1.2 billion and $1.1 billion, respectively.

Standby and commercial letters of credit are conditional commitments issued by Trustmark to insure the performance of a customer to a third party. Trustmark issues financial and performance standby letters of credit in the normal course of business in order to fulfill the financing needs of its customers. A financial standby letter of credit is a commitment by Trustmark to guarantee a customer's repayment of an outstanding loan or debt instrument. Trustmark guarantees a customer's performance to a third party under a contractual nonfinancial obligation through the use of a performance standby letter of credit. When issuing letters of credit, Trustmark uses essentially the same policies regarding credit risk and collateral which are followed in the lending process. At December 31, 2003 and 2002, Trustmark's maximum exposure to credit loss in the event of nonperformance by the other party for standby and commercial letters of credit was $73.6 million and $70.4 million, respectively. These amounts consist primarily of commitments with maturities of less than three years, which have an immaterial carrying value. Trustmark holds collateral to support standby letters of credit when deemed necessary. As of December 31, 2003, the fair value of collateral held was $22.0 million.

Lease Commitments
Trustmark currently has lease commitments for banking premises and equipment, which expire from 2004 to 2020.

These commitments contain renewal options, which extend the base lease from 5 to 20 years. Rental expense approximated $3.9 million in 2003, $3.7 million in 2002 and $3.6 million in 2001.

At December 31, 2003, future minimum rental commitments under noncancellable leases for banking premises and general offices and equipment are as follows ($ in thousands):

2004	$ 2,729
2005	1,750
2006	1,208
2007	973
2008	816
Thereafter	8,944
Total	$ 16,420

Legal Proceedings
Trustmark and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to the lending, collection, servicing, investment, trust and other business activities; and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. At the present time, Management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on Trustmark's consolidated financial position or results of operations; however, Management is unable to estimate a range of potential loss on these matters because of the nature of the legal environment in states where Trustmark conducts business.

Note 14 - Shareholders' Equity

Regulatory Capital
Trustmark and TNB are subject to minimum capital requirements which are administered by various federal regulatory agencies. These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional

discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of Trustmark and TNB.

Management believes, as of December 31, 2003, that Trustmark and TNB have met all capital adequacy requirements to which they are subject. At December 31, 2003, the most recent notification from the Office of the

Note 14 - Shareholders' Equity *(continued)*

Comptroller of the Currency (OCC) categorized TNB as well capitalized. To be categorized as well capitalized, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the table below. There are no significant conditions or events that have occurred since the OCC's

notification that Management believes have affected TNB's present classification.

Trustmark's and TNB's actual regulatory capital amounts and ratios are presented in the table below ($ in thousands):

	Actual Regulatory Capital		Minimum Regulatory Capital Required		Minimum Regulatory Provision to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2003:						
Total Capital (to Risk Weighted Assets)						
Trustmark Corporation	$ 634,995	12.29%	$ 413,472	8.00%	-	-
Trustmark National Bank	601,800	11.90%	404,683	8.00%	$ 505,853	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Trustmark Corporation	$ 570,271	11.03%	$ 206,736	4.00%	-	-
Trustmark National Bank	538,460	10.64%	202,341	4.00%	$ 303,512	6.00%
Tier 1 Capital (to Average Assets)						
Trustmark Corporation	$ 570,271	7.53%	$ 227,050	3.00%	-	-
Trustmark National Bank	538,460	7.26%	222,456	3.00%	$ 370,760	5.00%
At December 31, 2002:						
Total Capital (to Risk Weighted Assets)						
Trustmark Corporation	$ 651,612	13.99%	$ 372,504	8.00%	-	-
Trustmark National Bank	632,096	13.86%	364,835	8.00%	$ 456,043	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Trustmark Corporation	$ 593,204	12.74%	$ 186,252	4.00%	-	-
Trustmark National Bank	574,910	12.61%	182,417	4.00%	$ 273,626	6.00%
Tier 1 Capital (to Average Assets)						
Trustmark Corporation	$ 593,204	8.72%	$ 204,044	3.00%	-	-
Trustmark National Bank	574,910	8.64%	199,562	3.00%	$ 332,603	5.00%

Common Stock Repurchase Program
On July 15, 2003, the Board of Directors of Trustmark authorized an additional plan to repurchase up to 5% of common stock, or approximately 2.9 million shares, subject to market conditions and management discretion. Collectively, the capital management plans adopted by Trustmark since 1998 have authorized the repurchase of 21.5 million shares of common stock. Pursuant to these plans, Trustmark has repurchased approximately 18.0 million shares for $385.0 million, including 2.4 million shares during 2003 for $59.4 million. The current remaining authorization is approximately 3.5 million shares.

Shelf Registration
On April 16, 2003, Trustmark filed a registration statement of Form S-3 with the Securities and Exchange Commission (SEC) utilizing a "shelf" registration process, which became effective May 2, 2003. Under this shelf process, Trustmark may offer from time to time any combination of securities described in the prospectus in one or more offerings up to a total amount of $200 million. The securities described in the prospectus include common and preferred stock, depositary shares, debt securities, junior subordinated debt securities and trust preferred securities. Net proceeds from the sale of the offered securities may be used to redeem or

Note 14 - Shareholders' Equity *(continued)*

repurchase outstanding securities, repay outstanding debt, finance acquisitions of companies and other assets and provide working capital.

Authorization of Preferred Shares

On April 9, 2002, the shareholders approved a proposal by the Board of Directors to amend the Articles of Incorporation to authorize the issuance of up to 20 million preferred shares with no par value. The Board of Directors believes that authorizing preferred shares for potential issuance is advisable and in the best interests of Trustmark. The ability to issue preferred shares in the future will provide Trustmark with additional financial and management flexibility for general corporate and acquisition purposes. As of December 31, 2003, no such shares have been issued.

Dividends

Dividends paid by Trustmark are substantially funded from dividends received from TNB. Approval by TNB's regulators is required if the total of all dividends declared in any calendar year exceeds the total of its net income for that year combined with its retained net income of the preceding two years. TNB will have available in 2004 approximately $8.2 million plus its net income for that year to pay as dividends.

Comprehensive Income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

In addition to net income, Trustmark has identified changes related to other nonowner transactions in the Consolidated Statements of Changes in Shareholders' Equity. Changes in other nonowner transactions consist of changes in the fair value of securities available for sale, cash flow hedges and a minimum pension liability.

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid duplicating items that are displayed as part of net income and other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effects of changes in fair value of securities available for sale, cash flow hedges and a minimum pension liability for the years ended December 31, 2003, 2002 and 2001 ($ in thousands):

Accumulated other comprehensive (loss) income:	Before-Tax Amount	Tax Effect	Accumulated Other Comprehensive (Loss) Income
Balance, January 1, 2001	$ 15,925	$ (6,111)	$ 9,814
Net change in fair value of securities available for sale	14,772	(5,650)	9,122
Net change in fair value of cash flow hedges	2,068	(791)	1,277
Less adjustment for net gains included in net income	(2,448)	936	(1,512)
Balance, December 31, 2001	30,317	(11,616)	18,701
Net change in fair value of securities available for sale	7,341	(2,808)	4,533
Net change in fair value of cash flow hedges	(6,107)	2,336	(3,771)
Minimum pension liability adjustment	(5,067)	1,938	(3,129)
Less adjustment for net gains included in net income	(13,568)	5,190	(8,378)
Balance, December 31, 2002	12,916	(4,960)	7,956
Net change in fair value of securities available for sale	(16,138)	6,173	(9,965)
Net change in fair value of cash flow hedges	4,803	(1,837)	2,966
Minimum pension liability adjustment	5,067	(1,938)	3,129
Less adjustment for net gains included in net income	(12,231)	4,678	(7,553)
Balance, December 31, 2003	$ (5,583)	$ 2,116	$ (3,467)

Note 15 - Fair Values of Financial Instruments

The carrying amounts and estimated fair values of financial instruments at December 31, 2003 and 2002, are as follows ($ in thousands):

	2003		2002	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets:				
Cash and short-term investments	$ 370,808	$ 370,808	$ 381,384	$ 381,384
Securities available for sale	1,933,993	1,933,993	1,262,570	1,262,570
Securities held to maturity	178,450	191,146	549,197	578,150
Loans held for sale	112,560	112,560	199,680	199,680
Net loans	4,845,776	4,984,690	4,342,915	4,436,602
Derivative assets	273	273	730	730
Financial Liabilities:				
Deposits	5,089,459	5,109,044	4,686,296	4,713,394
Short-term liabilities	1,549,667	1,549,667	1,230,937	1,230,937
Long-term FHLB advances	531,035	541,355	475,000	507,031

The methodology and significant assumptions used in estimating the fair values presented above are as follows:

In cases where quoted market prices are not available, fair values are generally based on estimates using present value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates for those assets or liabilities cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. The estimated fair value of financial instruments with immediate and shorter-term maturities (generally 90 days or less) is assumed to be the same as the recorded book value. All nonfinancial instruments, by definition, have been excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Trustmark.

Cash and Short-Term Investments
The carrying amounts for cash and due from banks and short-term investments (federal funds sold and securities purchased under reverse repurchase agreements) approximate fair values due to their immediate and shorter-term maturities.

Securities
Estimated fair values for securities available for sale and securities held to maturity are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments.

Loans Held for Sale
The fair value of loans held for sale is based primarily on quoted market prices.

Loans
The fair values of loans are estimated for portfolios of loans with similar financial characteristics. For variable rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values of certain mortgage loans, such as 1-4 family residential properties, are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values of other types of loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Derivative Assets
The fair value of derivative assets including interest rate contracts, such as caps and floors and interest rate swaps, is based on standard pricing methodology using current market rates and volatility.

Deposits
The fair values of deposits with no stated maturity, such as noninterest-bearing demand deposits, NOW accounts, MMDA products and savings accounts are, by definition,

Note 15 - Fair Values of Financial Instruments *(continued)*

equal to the amount payable on demand which is the carrying value. Fair values for certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-Term Liabilities
The carrying amounts for federal funds purchased, securities sold under repurchase agreements and other borrowings approximate their fair values.

Long-Term FHLB Advances
Fair values for long-term FHLB advances are based on the discounted value of contractual cash flows.

Off-Balance Sheet Instruments
The fair values of loan commitments and letters of credit approximate the fees currently charged for similar agreements or the estimated cost to terminate or otherwise settle similar obligations. The fees associated with these financial instruments, or the estimated cost to terminate, as applicable, are immaterial.

Note 16 - Derivative Financial Instruments

As part of Trustmark's risk management strategy in the mortgage banking area, derivative instruments such as interest rate lock commitments and forward sales contracts are utilized. Rate lock commitments are residential mortgage loan commitments with customers, which guarantee a specified interest rate for a specified time period. Trustmark's obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date. These derivative instruments are designated as fair value hedges. Trustmark's off-balance sheet obligations under these derivative instruments totaled $232.2 million, with a valuation adjustment of ($1.3) million as of December 31, 2003, compared to $426.5 million, with a valuation adjustment of ($3.7) million as of December 31, 2002. Prior to January 1, 2003, Trustmark accounted for these derivative instruments as cash flow hedges. The impact of the redesignation decreased other income in 2003 by $1.1 million ($653 thousand after tax or $0.01 per share).

Interest rate swaps are derivative instruments under which two parties agree to make interest payments on a notional principal amount. In a generic swap, one party pays a fixed interest rate and receives a floating interest rate while the other party receives a fixed interest rate and pays a floating interest rate. During April 2003, Trustmark initiated four separate interest rate swaps with a total notional principal amount of $100 million. During July 2003, Trustmark added another interest rate swap with a notional principal amount of $25 million. These swaps are designated as fair value hedges. Trustmark initiated these swaps to mitigate the effects of further changes in the fair value of specific, noncallable, nonprepayable, fixed rate advances from the

FHLB by agreeing to pay a floating interest rate tied to LIBOR. The swap contracts are tied to the maturity of five separate FHLB advances maturing between 2005 and 2006. As of December 31, 2003, these swap contracts had carrying values totaling $38.9 thousand.

Trustmark utilizes an interest rate risk strategy that includes caps and floors. The intent of utilizing these derivative instruments is to reduce the risk associated with the effects of significant movements in interest rates. Caps and floors, which are not designated as hedging instruments, are options linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on these options will increase or decrease as interest rates fluctuate. At December 31, 2003, Trustmark had $300 million notional amount of interest rate caps with carrying values totaling $234 thousand. These caps mature in 2006 and are linked to the three-month LIBOR, with a strike rate of 6%. During 2002 and 2001, Trustmark received payments of $1.3 million and $982 thousand, respectively, on the interest rate floor as the interest rate floor contract reached its strike price. These payments have been recorded as other interest income. No such payments were received in 2003, as Trustmark did not hold any interest rate floor contracts during the year.

Note 17 - Managed Loans

During 2003, Trustmark sold $1.481 billion of residential mortgage loans in securitization transactions compared with $1.049 billion in 2002. Pretax gains on these sales totaled $13.6 million in 2003 compared with $8.4 million in 2002 and were recorded in other income. Trustmark receives annual servicing fee income approximating 0.36% of the outstanding balance of the underlying loans. Mortgage servicing rights are discussed further in Note 7 - "Intangible Assets." The investors and the securitization trusts have no recourse to the assets of Trustmark for failure of debtors to pay when due.

In the determination of the value of mortgage servicing rights at the dates of securitization, certain key economic assumptions are made. During 2003, mortgage servicing rights were added based on discount rates ranging from 7% to 10%, prepayment rates ranging from 7% to 30% CPR and weighted average lives ranging from four to eight years.

At December 31, 2003, the fair value of mortgage servicing rights was $49.7 million, with a weighted average life of approximately five years. Based on this information, the following table illustrates the sensitivity of the fair value of mortgage servicing rights to immediate 10% and 20% adverse changes in the following key assumptions ($ in thousands):

Assumptions	Range	Impact on Fair Value (Adverse Change)	
		10%	20%
Discount Rate	8% - 16%	$ (2,040)	$ (3,740)
Prepayment Rate	6% - 28% CPR	(2,380)	(4,420)

These sensitivities are hypothetical and should not be considered to predict actual future performance. As changes in assumptions and changes in fair value may not be linear, it is not possible to extrapolate the impact of other scenarios from these projections. Also, changes in one assumption may result in changes in other assumptions, which might magnify or counteract the sensitivities.

Note 18 - Segment Information

Effective January 1, 2003, Trustmark changed the composition of its reportable segments to the following: Consumer Division, Commercial Division, Wealth Management Division and Operations Division. Segment reclassifications have been made to prior periods to conform to the current year presentation. The Consumer Division delivers a full range of banking, investment and risk management products and services to individuals and small businesses through Trustmark's extensive branch network. Included in this segment are products and services for insurance, credit card, mortgage, indirect automobile financing and student loans. The Commercial Division provides various financial products and services to corporate and middle-market clients. Included among these products and services are specialized services for commercial and residential real estate development lending as well as other specialized lending services. The Wealth Management Division includes trust and fiduciary services, discount brokerage services and services for private banking clients. Also included in this segment is a selection of investment management services including Trustmark's proprietary mutual fund family. The Operations Division consists of asset/liability management activities including the investment portfolio and the related gains/losses on sales of securities,

as well as credit risk management, bank operations, human resources and the controller's department. The Operations Division also includes expenses such as corporate overhead and amortization of intangible assets.

Trustmark evaluates performance and allocates resources based on the profit or loss of the individual segments. Trustmark utilizes matched maturity transfer pricing to assign cost of funding to assets and earnings credits to liabilities with a corresponding offset to the Operations Division. Trustmark allocates noninterest expense based on various activity-based costing statistics. Excluding internal funding, Trustmark does not have inter-company revenues or expenses. Additionally, segment income tax expense is calculated using the marginal tax rate. The difference between the marginal and effective tax rate is included in the Operations Division.

The following table discloses financial information by segment for the years ended December 31, 2003, 2002 and 2001 ($ in thousands):

Note 18 - Segment Information *(continued)*

	Consumer Division	Commercial Division	Wealth Mgmt. Division	Operations Division	Total
2003					
Net interest income from					
external customers	$ 169,068	$ 52,395	$ 4,723	$ 43,644	$ 269,830
Internal funding	33,141	(8,108)	277	(25,310)	-
Net interest income	202,209	44,287	5,000	18,334	269,830
Provision for loan losses	8,933	467	26	345	9,771
Net interest income after provision					
for loan losses	193,276	43,820	4,974	17,989	260,059
Noninterest income	112,625	6,942	19,891	18,085	157,543
Noninterest expense	183,851	15,070	18,161	19,038	236,120
Income before income taxes	122,050	35,692	6,704	17,036	181,482
Income taxes	42,310	12,314	2,369	5,959	62,952
Segment net income	$ 79,740	$ 23,378	$ 4,335	$ 11,077	$ 118,530
Selected Financial Information					
Average assets	$ 4,120,751	$ 1,115,958	$ 122,872	$ 2,049,041	$ 7,408,622
Depreciation and amortization	$ 24,500	$ 140	$ 416	$ 8,000	$ 33,056
2002					
Net interest income from					
external customers	$ 159,923	$ 59,157	$ 4,962	$ 68,144	$ 292,186
Internal funding	31,888	(15,294)	(795)	(15,799)	-
Net interest income	191,811	43,863	4,167	52,345	292,186
Provision for loan losses	10,709	3,040	(153)	511	14,107
Net interest income after provision					
for loan losses	181,102	40,823	4,320	51,834	278,079
Noninterest income	101,915	6,898	21,368	11,689	141,870
Noninterest expense	189,427	14,102	17,053	13,259	233,841
Income before income taxes	93,590	33,619	8,635	50,264	186,108
Income taxes	32,602	11,598	3,211	17,557	64,968
Segment net income	$ 60,988	$ 22,021	$ 5,424	$ 32,707	$ 121,140
Selected Financial Information					
Average assets	$ 3,849,519	$ 1,092,870	$ 109,564	$ 1,789,839	$ 6,841,792
Depreciation and amortization	$ 27,557	$ 163	$ 340	$ 8,811	$ 36,871
2001					
Net interest income from					
external customers	$ 127,293	$ 66,128	$ 5,946	$ 67,537	$ 266,904
Internal funding	52,817	(26,821)	(1,962)	(24,034)	-
Net interest income	180,110	39,307	3,984	43,503	266,904
Provision for loan losses	11,924	822	89	365	13,200
Net interest income after provision					
for loan losses	168,186	38,485	3,895	43,138	253,704
Noninterest income	92,894	7,561	20,851	10,684	131,990
Noninterest expense	170,701	12,766	16,979	13,821	214,267
Income before income taxes	90,379	33,280	7,767	40,001	171,427
Income taxes	31,809	11,482	2,410	14,445	60,146
Segment net income	$ 58,570	$ 21,798	$ 5,357	$ 25,556	$ 111,281
Selected Financial Information					
Average assets	$ 3,553,815	$ 1,101,026	$ 92,268	$ 2,240,751	$ 6,987,860
Depreciation and amortization	$ 16,024	$ 156	$ 368	$ 10,316	$ 26,864

Notes to Consolidated Financial Statements

Note 19 - Trustmark Corporation (Parent Company Only) Financial Information ($ in thousands):

Balance Sheets

	December 31,	
	2003	2002
Assets		
Investment in banks	$ 669,555	$ 673,426
Other assets	20,018	6,254
Total Assets	$ 689,573	$ 679,680
Liabilities and Shareholders' Equity		
Accrued expense	$ -	$ 146
Shareholders' equity	689,573	679,534
Total Liabilities and Shareholders' Equity	$ 689,573	$ 679,680

Statements of Income

	Years Ended December 31,		
	2003	2002	2001
Revenue			
Dividends received from banks	$ 110,410	$ 118,215	$ 187,570
Earnings of subsidiaries over (under) distributions	8,200	2,616	(77,202)
Other income	152	697	1,418
Total Revenue	118,762	121,528	111,786
Expense	232	388	505
Net Income	$ 118,530	$ 121,140	$ 111,281

Statements of Cash Flows

	Years Ended December 31,		
	2003	2002	2001
Operating Activities			
Net income	$ 118,530	$ 121,140	$ 111,281
Adjustments to reconcile net income to net cash provided by operating activities:			
(Increase) decrease in investment in subsidiaries	(8,200)	(2,616)	77,202
Other	182	(85)	24
Net cash provided by operating activities	110,512	118,439	188,507
Investing Activities			
Net cash paid in business combinations	-	-	(78,026)
Purchase of securities available for sale	(15,008)	-	-
Proceeds from sales of securities available for sale	-	813	1,546
Purchases of premises and equipment	-	(4,077)	-
Net cash used in investing activities	(15,008)	(3,264)	(76,480)
Financing Activities			
Cash dividends	(40,326)	(38,210)	(36,001)
Common stock transactions, net	(57,148)	(78,095)	(74,386)
Net cash used in financing activities	(97,474)	(116,305)	(110,387)
Increase (decrease) in cash and cash equivalents	(1,970)	(1,130)	1,640
Cash and cash equivalents at beginning of year	2,755	3,885	2,245
Cash and cash equivalents at end of year	$ 785	$ 2,755	$ 3,885

Trustmark (parent company only) paid income taxes of approximately $59.1 million in 2003, $70.4 million in 2002 and $55.6 million in 2001. No interest was paid during 2003, 2002 and 2001.

Selected Financial Data

($ in thousands except per share data)

Years Ended December 31,	2003	2002	2001	2000	1999
Consolidated Statements of Income					
Total interest income	$ 359,388	$ 405,952	$ 476,146	$ 488,176	$ 447,481
Total interest expense	89,558	113,766	209,242	255,196	205,079
Net interest income	269,830	292,186	266,904	232,980	242,402
Provision for loan losses	9,771	14,107	13,200	10,401	9,072
Noninterest income	157,543	141,870	131,990	124,540	101,943
Noninterest expense	236,120	233,841	214,267	188,794	186,043
Income before income taxes and cumulative effect of a change in accounting principle	181,482	186,108	171,427	158,325	149,230
Income taxes	62,952	64,968	60,146	54,124	51,236
Income before cumulative effect of a change in accounting principle	118,530	121,140	111,281	104,201	97,994
Cumulative effect of a change in accounting principle (net of tax)	-	-	-	(2,464)	-
Net Income	$ 118,530	$ 121,140	$ 111,281	$ 101,737	$ 97,994
Per Share Data					
Basic earnings per share before cumulative change	$ 2.01	$ 1.95	$ 1.72	$ 1.53	$ 1.36
Cumulative effect of a change in accounting principle	-	-	-	(0.03)	-
Basic earnings per share	$ 2.01	$ 1.95	$ 1.72	$ 1.50	$ 1.36
Diluted earnings per share before cumulative change	$ 2.00	$ 1.94	$ 1.72	$ 1.53	$ 1.36
Cumulative effect of a change in accounting principle	-	-	-	(0.03)	-
Diluted earnings per share	$ 2.00	$ 1.94	$ 1.72	$ 1.50	$ 1.36
Cash dividends per share	$ 0.69	$ 0.62	$ 0.56	$ 0.51	$ 0.44

December 31,	2003	2002	2001	2000	1999
Consolidated Balance Sheets					
Total assets	$ 7,914,321	$ 7,138,706	$ 7,180,339	$ 6,886,988	$ 6,743,404
Securities	2,112,443	1,811,767	1,853,547	2,125,098	2,174,201
Gross loans (including loans held for sale)	5,032,612	4,617,366	4,524,366	4,143,933	4,014,935
Deposits	5,089,459	4,686,296	4,613,365	4,058,418	3,924,796

Summary of Quarterly Results of Operations

(unaudited)
($ in thousands except per share data)

2003	1st	2nd	3rd	4th
Interest income	$ 93,017	$ 91,674	$ 85,185	$ 89,512
Net interest income	69,197	68,189	63,831	68,613
Provision for loan losses	3,000	2,649	1,771	2,351
Income before income taxes	37,654	47,679	49,247	46,902
Net income	24,484	31,164	32,418	30,464
Earnings per share				
Basic and Diluted	0.41	0.53	0.55	0.52

2002	1st	2nd	3rd	4th
Interest income	$ 104,837	$ 103,499	$ 101,421	$ 96,195
Net interest income	73,929	74,791	73,093	70,373
Provision for loan losses	4,307	3,000	3,000	3,800
Income before income taxes	46,618	48,727	46,533	44,230
Net income	30,329	31,403	30,062	29,346
Earnings per share				
Basic and Diluted	0.48	0.50	0.49	0.48

Principal Markets and Prices of Trustmark's Stock

	Dividends Per Share	Stock Prices	
		High	Low
2003			
4th Quarter	$ 0.190	$ 30.000	$ 27.050
3rd Quarter	0.165	28.000	25.030
2nd Quarter	0.165	27.000	23.540
1st Quarter	0.165	24.800	22.560
2002			
4th Quarter	$ 0.165	$ 24.300	$ 20.350
3rd Quarter	0.150	26.150	21.290
2nd Quarter	0.150	27.140	24.560
1st Quarter	0.150	25.500	23.380

Trustmark's common stock is listed for trading on the NASDAQ stock market as stock symbol TRMK.

Management's Discussion and Analysis

The following provides a narrative discussion and analysis of Trustmark Corporation's (Trustmark) financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements and the supplemental financial data included elsewhere in this report.

Business

Trustmark is a multi-bank holding company headquartered in Jackson, Mississippi, incorporated under the Mississippi Business Corporation Act on August 5, 1968. Trustmark commenced doing business in November 1968. Through its subsidiaries, Trustmark operates as a financial services organization providing banking and financial solutions to corporate, institutional and individual customers predominantly within the states of Mississippi, Tennessee and Florida.

Trustmark National Bank (TNB), Trustmark's wholly-owned subsidiary, accounts for substantially all of the assets and revenues of Trustmark. Chartered by the state of Mississippi in 1889, TNB is also headquartered in Jackson, Mississippi. In addition to banking activities, TNB provides investment and insurance products and services to its customers through three wholly-owned subsidiaries, Trustmark Securities, Inc. (formerly Trustmark Financial Services, Inc.), Trustmark Investment Advisors, Inc. and The Bottrell Insurance Agency, Inc.

Trustmark also engages in banking activities through its wholly-owned subsidiary, Somerville Bank & Trust Company (Somerville), headquartered in Somerville, Tennessee. Somerville was acquired in a business combination during 2001 and presently has five locations in Somerville, Hickory Withe and Rossville, Tennessee. In addition to its banking subsidiaries, Trustmark also owns all of the stock of F. S. Corporation and First Building Corporation, both inactive nonbank Mississippi corporations. Neither Trustmark nor its subsidiaries have any foreign activities. As of December 31, 2003, Trustmark and its subsidiaries employed 2,356 full-time equivalent employees.

Trustmark engages in business through its four reportable segments: Consumer Division, Commercial Division, Wealth Management Division and Operations Division. The Consumer Division delivers a full range of banking, investment and risk management products and services to individuals and small businesses through Trustmark's extensive branch network. The Commercial Division provides various financial products and services to corporate and middle-market clients. The Wealth Management Division includes trust and fiduciary services, brokerage services and services for private banking clients. The Operations Division consists of asset/liability management activities that include the investment portfolio and the related gains/losses on sales of securities, as well as credit risk management, bank operations, human resources and the controller's department. See Note 18 of the Consolidated Financial Statements for additional financial information on Trustmark's reportable segments.

Forward-Looking Statements

Certain statements contained in Management's Discussion and Analysis are not statements of historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to anticipated future operating and financial performance measures, including net interest margin, credit quality, business initiatives, growth opportunities and growth rates, among other things. Words such as "expects," "anticipates," "believes," "estimates" and other similar expressions are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks materialize, or should any such underlying assumptions prove to be significantly different, actual results may vary significantly from those anticipated, estimated, projected or expected. These risks could cause actual results to differ materially from current expectations of Management and include the following:

❖ The level of nonperforming assets, charge-offs and provision expense can be affected by local, state and national economic and market conditions as well as Management's judgments regarding collectability of loans.
❖ Material changes in market interest rates can materially affect many aspects of Trustmark's financial condition and results of operations. Trustmark is exposed to the potential of losses arising from adverse changes in market interest

rates and prices which can adversely impact the value of financial products, including securities, loans, deposits, debt and derivative financial instruments. Factors that may affect the market interest rates include local, regional and national economic conditions; utilization and effectiveness of market interest rate contracts; and the availability of wholesale and retail funding sources to Trustmark. Many of these factors are outside Trustmark's control.

❖ Increases in prepayment speeds of mortgage loans resulting from an historically low interest rate environment would have an impact on the fair value of the mortgage servicing portfolio. In addition, premium amortization on mortgage related securities included in Trustmark's securities portfolio would also be accelerated as prepayment of the mortgage loans securing these securities occurs. The combination of these events could materially affect Trustmark's results of operations.

❖ The costs and effects of litigation and of unexpected or adverse outcomes in such litigation can materially affect Trustmark's results of operations.

❖ Competition in loan and deposit pricing, as well as the entry of new competitors into our markets through de novo expansion and acquisitions, among other means, could have an effect on Trustmark's operations in our existing markets.

❖ Trustmark is subject to regulation by federal banking agencies and authorities and the Securities and Exchange Commission. Changes in existing regulations or the adoption of new regulations could make it more costly for Trustmark to do business or could force changes in the manner Trustmark does business, which could have an impact on Trustmark's financial condition or results of operations.

Although Management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. These statements are representative only as of the date hereof, and Trustmark does not assume any obligation to update these forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Critical Accounting Policies and Estimates

Trustmark's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions that affect the amounts reported in those consolidated financial statements. Critical accounting policies and estimates are defined as policies that are important to the portrayal of Trustmark's financial condition and results of operations and that require Management's most difficult, subjective or complex judgments. Actual financial results could differ significantly if different judgments are applied to these policies and estimates.

Fair Value Accounting Estimates

Generally accepted accounting principles require the use of fair values in determining the carrying values of assets and liabilities, as well as, for specific disclosures. The most significant include securities, derivative instruments, loans held for sale, mortgage servicing rights and net assets acquired in a business combination. Certain of these assets do not have a readily available market to determine fair value and require an estimate based on specific parameters. When market prices are unavailable, Trustmark determines fair values utilizing parameters, which are constantly changing, including interest rates, duration, prepayment speeds and other specific conditions. In most cases, these specific parameters require a significant amount of judgment by Management.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level Management and the Board of Directors believe is adequate to absorb estimated probable losses within the loan portfolio. A formal analysis is prepared monthly to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. The analysis for loan losses considers any identified impairment and estimates determined by applying specific allowance factors to the commercial and consumer loan portfolios.

Commercial loans, as well as commercial real estate loans, carry an internally assigned risk grade based on a scale of one to ten. An allowance factor is assigned to each loan grade based on historical loan losses in addition to other factors such as the level and trend of delinquencies, classified and criticized loans and nonperforming loans. Other factors are also taken into consideration such as local, regional and national economic trends, industry and other types of concentrations and loan loss trends that run counter to historical averages. All classified loans greater than $500 thousand are reviewed quarterly by the Asset Review Department to determine if a higher allowance factor should be applied to the loan based on a greater level of risk and probability of loss.

Consumer loans carry allowance factors applied to pools of homogeneous loans such as direct and indirect loans, credit cards, home equity loans, other types of revolving consumer lines of credit and residential mortgage loans. The allowance factor applied to each pool is based on historical loan loss trends as well as current and projected trends in loan losses. Also taken into consideration are trends in consumer delinquencies, consumer bankruptcies and the effectiveness of Trustmark's collection function as well as economic conditions and trends referred to above.

Mortgage Servicing Rights
Mortgage servicing rights are rights to service mortgage loans for others, whether the loans were acquired through purchase or loan origination. Purchased mortgage servicing rights are capitalized at cost. For loans originated and sold where the servicing rights have been retained, Trustmark allocates the cost of the loan and the servicing right based on their relative fair values. Impairment, if any, for mortgage servicing rights is recognized through a valuation allowance with a corresponding charge to noninterest expense that is determined using estimated fair values based on specific risk characteristics of the underlying mortgages. During the quarter ended September 30, 2003, Trustmark expanded its risk characteristics, which had previously included product type and term, to include interest rates on the underlying mortgages. This change in estimate was necessary because of the recent volatile interest rate environment and reduced income before income taxes during 2003 by approximately $2.7 million before tax ($1.7 million after tax or $0.03 per share). As of December 31, 2003, mortgage servicing rights had a gross carrying amount of $65.6 million with a valuation allowance of $15.9 million. As of December 31, 2002, mortgage servicing rights had a gross carrying amount of $61.3 million with a valuation allowance of $12.5 million.

Contingent Liabilities
Trustmark estimates its contingent liabilities based on Management's evaluation of the probability of outcomes and their ability to estimate the range of exposure. As stated by Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies," a liability is contingent if the amount is not presently known, but may become known in the future as a result of the occurrence of some uncertain future event. Accounting standards require that a liability be recorded if Management determines that it is probable that a loss has occurred and the loss can be reasonably estimated. In addition, it must be probable that the loss will be confirmed by some future event. As part of the estimation process, Management is required to make assumptions about matters that are, by their nature, highly uncertain. The assessment of contingent liabilities, including legal contingencies and income tax liabilities, involves the use of critical estimates, assumptions and judgments. Management's estimates are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures. However, there can be no assurance that future events, such as court decisions or Internal Revenue Service positions, will not differ from Management's assessments. Whenever practicable, Management consults with outside experts (attorneys, independent accountants, claims administrators, etc.) to assist with the gathering and evaluation of information related to contingent liabilities.

Executive Summary

Trustmark is an integrated provider of banking financial solutions with over 140 branches and 175 ATMs throughout Mississippi, Tennessee and Florida. Net income for the year ended December 31, 2003, totaled $118.5 million compared with $121.1 million for 2002 and $111.3 million for 2001. Basic earnings per share were $2.01 for 2003, an increase of 3.1% when compared with $1.95 for 2002. Basic earnings per share were $1.72 for 2001. Diluted earnings per share were $2.00 for 2003, $1.94 for 2002 and $1.72 for 2001. Earnings during 2003 included an after-tax charge of $4.1 million, or $0.07 per share, associated with Trustmark's Voluntary Early Retirement Program. At December 31, 2003, Trustmark reported gross loans, including loans held for sale, of $5.033 billion, total assets of $7.914 billion, total deposits of $5.089 billion and shareholders' equity of $689.6 million.

Management's Discussion and Analysis

Management utilizes certain financial ratios to gauge Trustmark's performance. Trustmark achieved a return on average assets of 1.60% and a return on average equity of 17.56% for the year ended December 31, 2003. These compared with 2002 ratios of 1.77% for return on average assets and 17.93% for return on average equity, while in 2001 the return on average assets was 1.59% and the return on average equity was 16.98%.

For 2004, Trustmark's strategic focus will center primarily on investing in higher growth markets to become a regional financial services provider, maximizing profitability in lower growth markets, integrating the Wealth Management Division throughout the organization, making prudent investments to support revenue growth and continuing to build shareholder value.

Business Combinations

On December 9, 2003, Trustmark and Allied Houston Bank, Houston, Texas, announced the signing of a definitive Branch Purchase and Assumption Agreement pursuant to which Trustmark National Bank will acquire five branches of Allied Houston Bank serving the greater Houston market for a $10 million deposit premium. The Agreement contemplates the assumption of selected deposit accounts of approximately $160 million, the purchase of selected loan accounts of approximately $158 million and the operation of five Allied Houston Bank branch locations. At November 30, 2003, Allied Houston Bank deposits and loans totaled approximately $199 million and $178 million, respectively. The proposed transaction, which is subject to the approval of regulatory authorities and Allied Houston shareholders, is expected to close during the first quarter of 2004.

On August 29, 2003, Trustmark acquired seven Florida branches of The Banc Corporation of Birmingham, Alabama, in a business combination accounted for by the purchase method of accounting. These branches, known as the Emerald Coast Division, serve the markets from Destin to Panama City. In connection with the transaction, Trustmark paid a $46.8 million deposit premium in exchange for $232.8 million in assets and $209.2 million in deposits and other liabilities. Assets consisted of $224.3 million in loans, $6.8 million in premises and equipment and $1.7 million in other assets. These assets and liabilities have been recorded

at fair value based on market conditions and risk characteristics at the acquisition date. Loans were recorded at a $1.9 million discount, consisting of a discount for general credit risk of $3.5 million offset by a market premium of $1.6 million. This net discount will be recognized as interest income over the estimated life of the loans. Excess costs over tangible net assets acquired totaled $49.5 million, of which $1.7 million and $47.8 million have been allocated to core deposits and goodwill, respectively.

On June 28, 2002, The Bottrell Insurance Agency, Inc., a wholly-owned subsidiary of TNB, acquired Chandler-Sampson Insurance, Inc. (CSI) in Jackson, Mississippi. This business combination, which is not material to Trustmark, was accounted for under the purchase method of accounting. The shareholders of CSI received $8 million in cash in connection with the merger. Excess cost over tangible net assets acquired totaled $10 million, of which $3 million and $7 million have been allocated to other identifiable intangible assets and goodwill, respectively. Trustmark's financial statements include the results of operations for the CSI acquisition from the merger date.

On December 14, 2001, Nashoba Bancshares, Inc. (Nashoba) in Germantown, Tennessee, was merged with Trustmark in a business combination accounted for by the purchase method of accounting. Nashoba was the holding company for Nashoba Bank, and at the merger date, had $10 million in securities, $147 million in total loans, $163 million in total assets and $132 million in total deposits. The shareholders of Nashoba received $28 million in cash in connection with the merger. Excess cost over tangible net assets acquired totaled $17 million, of which $3 million and $14 million have been allocated to core deposits and goodwill, respectively.

On April 6, 2001, Barret Bancorp (Barret) in Barretville, Tennessee, was merged with Trustmark in a business combination accounted for by the purchase method of accounting. Barret was the holding company for Peoples Bank in Barretville, Tennessee, and Somerville Bank & Trust Company in Somerville, Tennessee. At the merger date, Barret had $104 million in securities, $307 million in total loans, $508 million in total assets and $414 million in total deposits. The shareholders of Barret received approximately 2.4 million shares of Trustmark's common stock along with $51 million in cash. Excess cost over tangible net assets acquired totaled $27 million, of which $11 million and $16 million have been allocated to core deposits and goodwill, respectively.

Trustmark's financial statements include the results of operations for the above purchase business combinations from the respective merger dates. The pro forma impact of these acquisitions on Trustmark's results of operations is immaterial.

Results of Operations

Net Interest Income

Net interest income is the principal component of Trustmark's income stream and represents the difference, or spread, between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in interest rates, as well as volume and mix changes in earning assets and interest-bearing liabilities can materially impact net interest income. The net interest margin (NIM) is computed by dividing fully taxable equivalent net interest income by average interest-earning assets and measures how effectively Trustmark utilizes its interest-earning assets in relationship to the interest cost of funding them. The Yield/Rate Analysis Tables on page 51 show the average balances for all assets and liabilities of Trustmark and the interest income or expense associated with earning assets and interest-bearing liabilities. The yields and rates have been computed based upon interest income and expense adjusted to a fully taxable equivalent (FTE) basis using a 35% federal marginal tax rate for all periods shown. Trading accounts with average balances of $11 thousand in 2002 and $69 thousand in 2001 have been included in federal funds sold and securities purchased under reverse repurchase agreements. Nonaccruing loans have been included in the average loan balances and interest collected prior to these loans having been placed on nonaccrual has been included in interest income. Loan fees included in interest associated with the average loan balances are immaterial.

As interest rates remain at historically low levels, Management has been challenged to position the balance sheet to mitigate the compression of net interest income. Funds provided from maturities, pay downs and sales of securities have been used to fund loan growth and purchases of additional securities to maintain sufficient levels of earning assets.

Trustmark has also reduced interest expense on FHLB advances by engaging in various swap agreements beginning in the second quarter of 2003. Trustmark will continue to manage the overall risk exposure present during significant movements in interest rates and reduce the impact of interest rate movement on net interest income. For additional discussion, see Market/Interest Rate Risk Management beginning on page 63.

Net interest income-FTE for 2003, decreased $23.1 million, or 7.7%, when compared with 2002. Excluding the Emerald Coast business combination, this decrease was $26.8 million, or 8.9%. The continuing decline in interest rates experienced during 2003 and 2002 has impacted both assets and liabilities; however, since Trustmark's cost of funds are driven primarily by its core deposit base, rates on interest-bearing liabilities have not seen the same magnitude of decline as earning asset yields. Additional items impacting this decline in NIM during 2003 include increased premium amortization on mortgage related securities. Interest rates on mortgages fell to historical lows in 2003, prompting a significant refinance boom across the country. As excess principal pay downs occurred, net premium amortization on mortgage related securities accelerated. Premium amortization during 2003 on mortgage related securities increased by $18.1 million, or 254.2%, when compared with 2002. The combination of these factors resulted in declines in the NIM during 2003 of 74 basis points when compared with 2002.

Yield/Rate Analysis Table

($ in thousands)

Years Ended December 31,

	2003			2002			2001		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets									
Interest-earning assets:									
Federal funds sold and securities purchased under reverse repurchase agreements	$ 25,174	$ 287	1.14%	$ 26,275	$ 424	1.61%	$ 24,698	$ 921	3.73%
Securities available for sale:									
Taxable	1,518,170	45,566	3.00%	885,070	50,426	5.70%	1,078,519	68,174	6.32%
Nontaxable	67,188	5,280	7.86%	81,883	6,522	7.97%	91,750	7,289	7.94%
Securities held to maturity:									
Taxable	236,994	19,766	8.34%	588,193	39,136	6.65%	835,946	55,797	6.67%
Nontaxable	90,755	7,082	7.80%	89,698	7,120	7.94%	90,867	7,269	8.00%
Loans, net of unearned income	4,822,350	289,672	6.01%	4,544,611	311,376	6.85%	4,302,485	346,571	8.06%
Total interest-earning assets	6,760,631	367,653	5.43%	6,215,730	415,004	6.68%	6,424,265	486,021	7.57%
Cash and due from banks	296,724			280,543			258,776		
Other assets	426,157			421,037			376,469		
Allowance for loan losses	(74,890)			(75,518)			(71,650)		
Total Assets	$ 7,408,622			$ 6,841,792			$ 6,987,860		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Interest-bearing demand deposits	$ 1,134,243	$ 11,938	1.05%	$ 957,410	$ 11,991	1.25%	$ 795,890	$ 19,864	2.50%
Savings deposits	832,490	3,429	0.41%	735,885	4,840	0.66%	637,973	7,759	1.22%
Time deposits	1,676,700	43,960	2.62%	1,819,130	62,228	3.42%	1,895,677	98,733	5.21%
Federal funds purchased and securities sold under repurchase agreements	947,050	10,255	1.08%	788,618	12,652	1.60%	1,117,059	42,390	3.79%
Short-term borrowings	391,366	6,041	1.54%	384,481	8,206	2.13%	495,607	22,167	4.47%
Long-term FHLB advances	472,819	13,935	2.95%	327,054	13,849	4.23%	351,301	18,329	5.22%
Total interest-bearing liabilities	5,454,668	89,558	1.64%	5,012,578	113,766	2.27%	5,293,507	209,242	3.95%
Noninterest-bearing demand deposits	1,216,523			1,086,487			966,437		
Other liabilities	62,288			66,996			72,478		
Shareholders' equity	675,143			675,731			655,438		
Total Liabilities and Shareholders' Equity	$ 7,408,622			$ 6,841,792			$ 6,987,860		
Net Interest Margin		278,095	4.11%		301,238	4.85%		276,779	4.31%
Less tax equivalent adjustments:									
Investments		4,327			4,775			5,095	
Loans		3,938			4,277			4,780	
Net Interest Margin per Annual Report		$ 269,830			$ 292,186			$ 266,904	

Management's Discussion and Analysis

Net interest income-FTE for the year ended December 31, 2002, increased $24.5 million, or 8.8%, when compared with 2001. Excluding business combinations, this increase would have been $17.5 million, or 6.6%. The continuing decline in interest rates experienced during 2002 had a greater impact on the cost of interest-bearing liabilities as Trustmark benefited from being liability sensitive for a large portion of the year. This interest sensitivity position illustrates that Trustmark was generally able to increase net interest income in a declining rate environment, since a greater proportion of liabilities was tied to short-term rates than assets. This combination resulted in an overall positive impact to the NIM of 54 basis points, when comparing 2002 to 2001. Additionally, during 2002, Trustmark's use of interest rate caps and floors provided $1.3 million of additional interest income as the floor reached its strike price during a falling interest rate environment, compared to $982 thousand during 2001.

Average interest-earning assets for 2003 were $6.761 billion, compared with $6.216 billion for 2002, an increase of $544.9 million, or 8.8%. Without the Emerald Coast branch purchase, the increase in average interest-earning assets for 2003 is $474.7 million, or 7.6%. Growth for 2003 is primarily seen in average loans, which increased 6.1% (4.6% without Emerald Coast) when compared with 2002, and average securities, which increased 16.3% when 2003 is compared with 2002. However, the declining interest rate environment has negatively impacted yields as the yield on average earning assets dropped from 6.68% during 2002 to 5.43% for 2003, a decrease of 125 basis points. As a result, interest income-FTE decreased by $47.4 million, or 11.4%, during 2003 when compared with 2002.

Average interest-bearing liabilities for 2003 totaled $5.455 billion, compared with $5.013 billion for 2002, an increase of $442.1 million, or 8.8%. Without the Emerald Coast branch purchase, the increase in average interest-bearing liabilities for 2003 is $381.2 million, or 7.6%. Average interest-bearing deposits increased, as well as federal funds purchased, repurchase agreements and borrowings. Although interest-bearing liabilities increased during 2003, interest expense continued to decrease due to the declining interest rate environment. The average rates on interest-bearing liabilities for 2003 and 2002, were 1.64% and 2.27%, respectively, a decrease of 63 basis points. As a result of these factors, total interest expense for 2003 decreased $24.2 million, or 21.3%, when compared with 2002.

Average interest-earning assets for 2002 were $6.216 billion, compared with $6.424 billion in 2001, a decrease of $208.5 million, or 3.2%. This decrease resulted from Management's utilization of liquidity provided by maturing securities to reduce Trustmark's reliance on wholesale funding sources. In addition, a positive impact to the NIM when comparing 2002 with 2001 was realized from the change in mix of interest earning assets as Trustmark effectively utilized the liquidity from maturing lower yielding securities to fund loan growth. The yield on average earning assets dropped from 7.57% during 2001 to 6.68% in 2002, a decrease of 89 basis points. The combination of a decrease in the earning asset base and declining yields resulted in a decrease in interest income-FTE during 2002 of $71.0 million, or 14.6%, when compared with 2001.

Average interest-bearing liabilities for 2002 totaled $5.013 billion, compared with $5.294 billion for 2001, a decrease of $280.9 million, or 5.3%. Average interest-bearing deposits increased while federal funds purchased, repurchase agreements and borrowings decreased, continuing the trend from the prior year. This change in mix proved beneficial in reducing interest expense through the growth of lower cost core deposits versus borrowings. The average rates on interest-bearing liabilities for 2002 and 2001, were 2.27% and 3.95%, respectively, a decrease of 168 basis points. As a result of these factors, total interest expense for 2002 decreased $95.5 million, or 45.6%, when compared with 2001.

Management's Discussion and Analysis

Noninterest Income
($ in thousands)

	2003		2002		2001	
	Amount	% Change	Amount	% Change	Amount	% Change
Service charges on deposit accounts	$ 54,351	8.6%	$ 50,056	7.0%	$ 46,769	11.7%
Other account charges and fees	28,101	-1.0%	28,371	-3.7%	29,473	-8.9%
Insurance commissions	20,567	15.3%	17,837	53.3%	11,635	15.9%
Mortgage servicing fees...............	16,826	-2.4%	17,247	1.9%	16,920	14.5%
Trust service income	9,834	-1.3%	9,962	5.7%	9,423	-4.9%
Securities gains	12,231	-9.9%	13,568	454.2%	2,448	-73.9%
Gains on sales of loans	15,938	70.4%	9,353	2.1%	9,163	207.7%
Other income	(305)	93.3%	(4,524)	-173.5%	6,159	92.5%
Total Noninterest Income.............	$157,543	11.0%	$141,870	7.5%	$131,990	6.0%

Provision for Loan Losses

Trustmark's provision for loan losses totaled $9.8 million in 2003, $14.1 million in 2002 and $13.2 million in 2001. During 2003, the provision for loan losses equaled 95% of net charge-offs compared with 95% in 2002 and 87% in 2001. As a percentage of average loans, the provision was 0.20% for 2003 compared with 0.31% for both 2002 and 2001. The provision for loan losses reflects Management's assessment of the adequacy of the allowance for loan losses to absorb probable losses inherent in the loan portfolio. The amount of provision for each period is dependent upon many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, Management's assessment of loan portfolio quality, the value of collateral and general economic factors. See further discussion of the Allowance for Loan Losses in Critical Accounting Policies and Estimates beginning on page 47, as well as the discussion of Loans beginning on page 59.

Noninterest Income

Noninterest income (NII) consists of revenues generated from a broad range of banking and financial services. NII totaled $157.5 million in 2003 compared with $141.9 million in 2002 and $132.0 million in 2001. NII represented 30.5% of total revenues in 2003 versus 25.9% in 2002 and 21.7% in 2001. The components of noninterest income for the years ended December 31, 2003, 2002 and 2001, and the percentage change from the prior year are shown in the accompanying table above. Noninterest income contributed by the Emerald Coast branch purchase during 2003 is considered immaterial.

The single largest component of noninterest income continues to be service charges for deposit products and services, which increased 8.6% in 2003 after an increase of 7.0% in 2002. Increases in service charges for 2003 and 2002 are primarily attributed to an increase in fees charged for NSF and overdrafts combined with increased transaction volumes during both years.

Other account charges and fees totaled $28.1 million in 2003, a decrease of $270 thousand, or 1.0%, when compared with 2002. Similar circumstances were seen when comparing 2002 to 2001 as other account charges and fees decreased $1.1 million, or 3.7%. In both years, decreasing revenues from market driven products was the primary factor in the decline as reductions were seen in cash management, brokerage and advisory services and float-related revenues. Offsetting this decrease in both years were bankcard fees, which increased $1.1 million in 2003 and $1.2 million in 2002 primarily from changes in the pricing of merchant discount rates and growth in debit card usage by individuals and businesses.

Insurance commissions were $20.6 million in 2003 compared with $17.8 million in 2002 and $11.6 million in 2001. The growth in 2003 and 2002 is primarily from the CSI business combination which was completed on June 28, 2002. In addition, 2002 growth can also be linked to growth in sales of fixed annuity products.

During 2003, mortgage servicing fees totaled $16.8 million, compared to $17.2 million in 2002 and $16.9 million in 2001. Increased prepayments during the period resulting

Management's Discussion and Analysis

from historical low interest rates on mortgage loans contributed to the decline in the mortgage servicing portfolio when compared to 2002. Trustmark serviced mortgage loans with average balances of $3.3 billion in 2003, $3.6 billion in 2002 and $3.5 billion in 2001.

Trust service income was $9.8 million for 2003, a decrease of $128 thousand when compared with 2002, as continued weakness in capital markets slowed growth in this area. Uncertain market conditions contributed to a decline in valuation of assets managed, which directly impacted corporate trust fees and advisory fees. Trustmark, which continues to be one of the largest providers of asset management services in Mississippi, held assets under administration of $6.9 billion at December 31, 2003.

Gains on sales of loans were $15.9 million in 2003, $9.4 million in 2002 and $9.2 million in 2001. During the second quarter of 2003, Trustmark sold $63 million of its student loan portfolio for a gain of $1.8 million. Intermittently, Trustmark sells delinquent GNMA loans from its servicing portfolio, which allows Trustmark to eliminate costly collection efforts. Trustmark has recorded gains of $3.0 million from these sales in 2003, compared with $1.1 million in 2002 and $1.2 million in 2001. In addition, during 2001 a gain of $3.9 million was realized from the sale of $191 million in mortgage loans with significant prepayment risk. Remaining gains on sales of loans from secondary marketing activities totaled $11.1 million in 2003, $8.3 million in 2002 and $4.1 million in 2001, with growth primarily attributed to an increased volume of branch-originated loans and the continued benefit of a falling interest rate environment during those periods.

Other income was a loss of $305 thousand and $4.5 million for 2003 and 2002, respectively, compared with a gain of $6.2 million in 2001. During these years, valuation adjustments on Trustmark's interest rate caps and floors had the greatest impact on other income, with losses of $496 thousand and $6.0 million for 2003 and 2002, respectively, compared with a recorded gain of $4.9 million in 2001. Although the intent of interest rate caps and floors is to provide protection against excessive interest rate movement over a period of years that may be detrimental to Trustmark's earnings, fair value accounting is used to carry derivative financial instruments with changes in value recognized currently in earnings as other income. These noncash charges against income may be reversed, in whole

or in part, if interest rates increase prior to the expiration of the interest rate caps currently held by Trustmark, which expire in 2006. The fair value of these interest rate contracts was $234 thousand at December 31, 2003, $730 thousand at December 31, 2002 and $9.3 million at December 31, 2001. In addition, valuation adjustments on fair value hedges used in conjunction with Trustmark's mortgage servicing portfolio were a loss of $1.5 million in 2003 compared with a gain of $1.1 million in 2002.

Securities gains totaled $12.2 million during 2003, compared with $13.6 million during 2002 and $2.4 million during 2001. During 2003, significant price changes in certain available for sale (AFS) securities enabled Trustmark to sell securities with a fair value of $290.1 million which provided the opportunity to restructure a portion of the portfolio to reduce price volatility in an extremely low interest rate cycle. The increase experienced during 2002 is primarily from sales of $216.5 million in available for sale (AFS) securities. These securities were sold as significant price increases provided the opportunity to restructure a portion of the portfolio to reduce price volatility in an extremely low interest rate cycle. In addition, securities sold had performed exceedingly well during a bond rally, but also had features that would have exposed Trustmark to excessive downside price risk during a period of rising interest rates. Management considers the investment portfolio as an integral tool in the management of interest rate risk.

Noninterest Expense

Trustmark's noninterest expense increased $2.3 million, or 1.0%, in 2003 to $236.1 million, compared with $233.8 million in 2002 and $214.3 million in 2001. The increase for 2003 is primarily seen in one category, salaries and employee benefits. Noninterest expense contributed by the Emerald Coast branch purchase during the third quarter of 2003 is considered immaterial. The increase in 2002 relates primarily to $2.8 million from the CSI business combination that was consummated on June 28, 2002 and $4.4 million from business combinations completed during 2001. This increase in noninterest expense is also attributable to Trustmark's recognition of $10.5 million in impairment allowance for mortgage servicing rights in 2002 compared with $2.0 million for 2001. Growth in the impairment allowance results from the continued reduction in long-term mortgage rates experienced during 2002 and the related increase in prepayments of mortgage loans which had a

Management's Discussion and Analysis

Noninterest Expense
($ in thousands)

	2003		2002		2001	
	Amount	% Change	Amount	% Change	Amount	% Change
Salaries and employee benefits	$126,533	5.6%	$119,801	8.4%	$110,540	10.3%
Net occupancy - premises	12,817	6.0%	12,088	4.4%	11,576	11.3%
Equipment expense	14,989	-0.6%	15,085	-3.6%	15,651	0.9%
Services and fees	31,283	-3.5%	32,414	7.7%	30,098	14.8%
Amortization/impairment of intangible assets	20,874	-14.0%	24,275	71.8%	14,129	63.9%
Other expense	29,624	-1.8%	30,178	-6.5%	32,273	16.1%
Total Noninterest Expense	$236,120	1.0%	$233,841	9.1%	$214,267	13.5%

negative impact on the value of Trustmark's mortgage servicing portfolio. The comparative components of noninterest expense for 2003, 2002 and 2001 are shown in the accompanying table above.

Salaries and employee benefits, the largest category of noninterest expense, were $126.5 million in 2003, $119.8 million in 2002 and $110.5 million in 2001. This increase is primarily from $6.1 million of expense recognized for Trustmark's early retirement program, which was accepted by 116 employees, or 4.75% of the workforce. The benefit of this program can be seen in the decline in Trustmark's full-time equivalent employees from 2,443 at December 31, 2002 to 2,356 at December 31, 2003. For 2002, salaries and benefits increased $9.3 million, or 8.4%. Excluding business combinations, the increase was $5.0 million, or 4.7%. During 2002, Trustmark changed its discretionary contribution to the employee 401(k) plan to a matching plan. The impact of this change along with normal annual merit increases and an increase in the cost of health benefits were the major factors behind the rise in salaries and the cost of employee benefits during 2002.

During 2003, net occupancy-premises expense increased $729 thousand, or 6.0%, following a 4.4% increase during 2002. The increase during 2003 can be traced to additional maintenance on existing premises, higher utility costs and increased taxes due to property reassessment. Business combinations accounted for over 99% of the increase during 2002.

Equipment expense totaled $15.0 million in 2003, $15.1 million in 2002 and $15.7 million in 2001. Trustmark has been able to control expenses in this category by

integrating new technology into various aspects of its operations, which allows for improved productivity and efficiency while increasing customer satisfaction.

Services and fees for 2003 totaled $31.3 million compared to $32.4 million for 2002 and $30.1 million for 2001. Projects related to human resource and revenue enhancements, that were completed during 2002, allowed for more controlled growth during 2003. In addition, higher costs for software-related expense, legal and audit-related fees contributed to the increase experienced during 2002.

Amortization/impairment expense associated with intangible assets totaled $20.9 million in 2003 compared with $24.3 million in 2002 and $14.1 million in 2001. Amortization/ impairment expense of mortgage servicing rights is the primary component of this category. For 2003, total amortization/impairment expense for mortgage servicing rights was $17.9 million, or $14.5 million in amortization expense and $3.4 million in impairment. For 2002, total amortization/impairment expense for mortgage servicing rights was $22.0 million but was broken down into $11.5 million in amortization expense and $10.5 million in impairment. While mortgage servicing rights amortization increased during 2003, impairment was reduced during the year. However, a closer look at amortization and impairment during 2003 shows recent positive trends that have slowed the growth of both amortization and impairment of mortgage servicing rights. During the third quarter of 2003, long-term mortgage rates increased to the highest point in 2003, which slowed prepayments of mortgage loans and had a positive impact on the fair value of Trustmark's mortgage servicing portfolio. This can be seen by a reduction in the impairment allowance from $22.4 million at June 30, 2003 to $15.9 million at December 31, 2003. While amortization of mortgage servicing rights during 2003 increased by $3.0 million as a result of increased refinancings, amortization expense decreased from $8.7 million in the first half of the year to $5.8 million for the second half of 2003 indicating that the expected life of the mortgage servicing portfolio has lengthened in response to slower prepayment speeds. Future changes in the amortization and impairment of mortgage servicing rights will continue to be closely tied to fluctuations in long-term mortgage rates.

When compared with 2001, the increase during 2002 included $10.5 million for additional impairment of mortgage servicing rights compared with $2.0 million for the prior period. Amortization of mortgage servicing rights increased by $3.3 million as a result of increased refinancings during a period of historically low interest rates, which shortened the expected life of the mortgage servicing portfolio and required a faster amortization of existing mortgage servicing rights. The growth in amortization of core deposit intangibles and insurance customer relationship intangibles is attributable to business combinations completed during 2002 and 2001. These increases were partially offset by the $1.3 million reduction in goodwill amortization as the result of Trustmark's adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," which required Trustmark to discontinue amortization of goodwill effective January 1, 2002.

Other expense totaled $29.6 million in 2003 compared with $30.2 million for 2002 and $32.3 million for 2001. The decrease in 2003 and 2002 is attributable to the impact of Management's expense control efforts over various controllable expense categories, such as travel and entertainment. In addition, more stringent security measures, along with centralized recovery efforts, led to a decrease in operational losses during both 2003 and 2002.

Income Taxes

For the year ended December 31, 2003, Trustmark's combined effective tax rate was 34.7%, compared with 34.9% for 2002 and 35.1% for 2001. The slight decrease in Trustmark's effective tax rate for 2003 is due to immaterial changes in permanent items as a percentage of pretax income.

Liquidity

The liquidity position of Trustmark is monitored on a daily basis by Trustmark's Treasury department. In addition, the Asset/Liability Committee reviews liquidity on a regular basis and approves any changes in strategy that are necessary as a result of anticipated balance sheet or cash flow changes. Also, on a monthly basis, Management compares Trustmark's liquidity position to established corporate policies. Trustmark was able to improve overall liquidity capacity over the last year, as indicated by the reduction in the loan to deposit ratio and reliance on wholesale funding. The ability to maintain consistent cash flows from operations as well as adequate capital also enhances Trustmark's liquidity.

The primary source of liquidity on the asset side of the balance sheet are maturities and cash flows from both loans and securities, as well as the ability to sell certain loans and securities. With mortgage rates at historical lows, increased prepayments on mortgage loans have also provided an additional source of liquidity for Trustmark. Liquidity on the liability side of the balance sheet is generated primarily through growth in core deposits. To provide additional liquidity, Trustmark utilizes economical short-term wholesale funding arrangements for federal funds purchased and securities sold under repurchase agreements in both regional and national markets. At December 31, 2003, these arrangements gave Trustmark approximately $1.668 billion in borrowing capacity, compared with $1.482 billion as of December 31, 2002. In addition, Trustmark maintains a borrowing relationship with the FHLB, which provided $300.0 million in short-term advances and $531.0 million in long-term advances at December 31, 2003, compared with $107.7 million in short-term advances and $475.0 million in long-term advances at December 31, 2002. These advances are collateralized by a blanket lien on Trustmark's single-family, multi-family, home equity and commercial mortgage loans. Under the existing borrowing agreement, Trustmark has $442.6 million available in unused FHLB advances. Another borrowing source is the Federal Reserve Discount Window (Discount Window). At December 31, 2003, Trustmark had approximately $539.9 million available in borrowing capacity at the Discount Window from pledges of auto loans and securities, compared with $541 million available at December 31, 2002. In June 2002, Trustmark entered into a two-year line of credit arrangement enabling borrowings up to $50 million, subject to certain financial covenants. As of December 31, 2003, Trustmark had not drawn upon this line of credit.

On April 16, 2003, Trustmark filed a registration statement on Form S-3 with the Securities and Exchange Commission (SEC) utilizing a "shelf" registration process, which became effective May 2, 2003. Under this shelf process, Trustmark may offer from time to time any combination of securities described in the prospectus in one or more offerings up to a total amount of $200 million. The securities described in the prospectus include common and preferred stock, depositary shares, debt securities, junior subordinated debt securities and trust preferred securities. Net proceeds from the sale of the offered securities may be used to redeem or repurchase outstanding securities, repay outstanding debt, finance acquisitions of companies and other assets and provide working capital.

On April 9, 2002, the shareholders approved a proposal by the Board of Directors to amend the Articles of Incorporation to authorize the issuance of up to 20 million preferred shares with no par value. The Board of Directors believes that authorizing preferred shares for potential issuance is advisable and in the best interests of Trustmark. The ability to issue preferred shares in the future will provide Trustmark with additional financial and management flexibility. As of December 31, 2003, no such shares have been issued.

Regulatory Capital Table
($ in thousands)

| | December 31, 2003 | | | | | |
| | Actual Regulatory Capital | | Minimum Regulatory Capital Required | | Minimum Regulatory Provision to be Well Capitalized | |
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)						
Trustmark Corporation	$ 634,995	12.29%	$ 413,472	8.00%	-	-
Trustmark National Bank	601,800	11.90%	404,683	8.00%	$ 505,853	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Trustmark Corporation	$ 570,271	11.03%	$ 206,736	4.00%	-	-
Trustmark National Bank	538,460	10.64%	202,341	4.00%	$ 303,512	6.00%
Tier 1 Capital (to Average Assets)						
Trustmark Corporation	$ 570,271	7.53%	$ 227,050	3.00%	-	-
Trustmark National Bank	538,460	7.26%	222,456	3.00%	$ 370,760	5.00%

Capital Resources

At December 31, 2003, Trustmark's shareholders' equity was $689.6 million, an increase of $10.0 million, or 1.5%, from its level at December 31, 2002. This increase is primarily related to net income for 2003, which totaled $118.5 million, being offset by dividends of $40.3 million, shares repurchased at a cost of $59.4 million and net reductions in accumulated other comprehensive income of $11.4 million. Trustmark continues to improve shareholder value by utilizing strategic capital management plans designed to improve earnings per share and return on equity while maintaining sufficient regulatory capital levels. Since implementation of these plans in 1998, Trustmark's return on average equity increased to 17.56% in 2003 from 13.53% in 1998, while basic earnings per share have risen from $1.14 in 1998 to $2.01 in 2003, an increase of 76.3%.

Common Stock Repurchase Program
On July 15, 2003, the Board of Directors of Trustmark authorized an additional plan to repurchase up to 5% of common stock, or approximately 2.9 million shares, subject to market conditions and management discretion. Collectively, the capital management plans adopted by Trustmark since 1998 have authorized the repurchase of 21.5 million shares of common stock. Pursuant to these plans, Trustmark has repurchased approximately 18.0 million shares for $385.0 million, including 2.4 million shares during 2003 for $59.4 million. The current remaining authorization is approximately 3.5 million shares.

Management's Discussion and Analysis

Dividends

Another strategy designed to enhance shareholder value has been to maintain a consistent dividend payout ratio, which is dividends per share divided by earnings per share. For 2003, Trustmark increased dividends per share for the twentieth consecutive year. Dividends for 2003 were $0.69 per share, increasing 11.3% when compared with dividends of $0.62 per share in 2002. Dividends per share have increased 23.2% since 2001. Trustmark's dividend payout ratio was 34.1% for 2003, compared with 31.5% for 2002 and 32.3% for 2001. During October 2003, the Board of Directors announced a 15.2% increase in the regular quarterly dividend to $0.19 per share from $0.165 per share. The Board declared the dividend payable on December 15 to shareholders of record as of December 1, 2003. This action raised the indicated annual dividend to $0.76 per share from $0.66 per share.

Regulatory Capital

Trustmark and TNB are subject to minimum capital requirements, which are administered by various federal regulatory agencies. These capital requirements, as defined by federal guidelines, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the financial statements of both Trustmark and TNB. Trustmark aims not only to exceed the minimum capital standards, but also the well capitalized guidelines for regulatory capital. Management believes, as of December 31, 2003, that Trustmark and TNB have met or exceeded all of the minimum capital standards for the parent company and its primary banking subsidiary as established by regulatory requirements. At December 31, 2003, the most recent notification from the Office of the Comptroller of the Currency (OCC), TNB's primary federal banking regulator, categorized TNB as well capitalized. To be categorized in this manner, TNB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios (defined in applicable regulations) as set forth in the accompanying table on page 57. There are no significant conditions or events that have occurred since the OCC's notification that Management believes have affected TNB's present classification.

Earning Assets

Earning assets serve as the primary revenue streams for Trustmark and are comprised of securities, loans, federal funds sold and securities purchased under resale agreements. At December 31, 2003, earning assets were $7.183 billion, or 90.8% of total assets, compared with $6.453 billion, or 90.4% of total assets at December 31, 2002, an increase of $730.0 million, or 11.3%. Excluding the Emerald Coast branch purchase, earning assets totaled $6.967 billion, an increase of $514.1 million, or 8.0%, when compared with December 31, 2002.

Securities

The securities portfolio consists primarily of debt securities, which are utilized to provide Trustmark with a quality investment alternative and a stable source of interest income, as well as collateral for pledges on public deposits and repurchase agreements. Additionally, the securities portfolio is used as a tool to manage risk from movements in interest rates, to support profitability and to offset risks incurred by business units. When evaluating the performance of the securities portfolio, Management considers not only interest income but also the flexibility and liquidity provided by changes in fair value. At December 31, 2003, Trustmark's securities portfolio totaled $2.112 billion, compared to $1.812 billion at December 31, 2002, an increase of $300.7 million, or 16.6%.

The securities portfolio is a powerful risk management tool that enables Management to control both the invested balance and the duration of securities. Trustmark has utilized a strategy of reducing price volatility in the investment portfolio as indicated by duration, which has remained relatively stable throughout 2003. The estimated duration of the portfolio was measured to be 2.30 years at December 31, 2003, 1.94 years at December 31, 2002 and 2.83 years at December 31, 2001. By reducing the duration of the portfolio, Trustmark has reduced exposure to volatile interest rates while increasing liquidity and flexibility. Management intends to keep the portfolio near historically low duration levels while the interest rate cycle is in a stage of lower yields.

AFS securities are carried at their estimated fair value with unrealized gains or losses recognized, net of taxes, in accumulated other comprehensive income, a separate component of shareholders' equity. At December 31, 2003,

Management's Discussion and Analysis

AFS securities totaled $1.934 billion, which represented 91.6% of the securities portfolio, compared to $1.263 billion, or 69.7%, at December 31, 2002. At December 31, 2003, unrealized losses on AFS securities of $5.6 million, net of $2.1 million of deferred income taxes, were included in accumulated other comprehensive income, compared with gains of $22.8 million, net of $8.7 million in deferred income taxes, at December 31, 2002. At December 31, 2003, AFS securities consisted of U.S. Treasury and Agency securities, obligations of states and political subdivisions, mortgage related securities, corporate securities and other securities, primarily Federal Reserve Bank and FHLB stock. During the third quarter of 2003, an allocation of corporate securities was added to AFS securities as an investment alternative that produces an attractive return and, at the same time, reduces exposure to mortgage related securities while also reducing reliance on issues of the various government agencies. This group currently consists of well-diversified investment grade corporate securities with a book value of $107.4 million and a noncallable average maturity of 4.3 years. Management expects to continue this strategy as an ongoing part of a diversified investment approach in the securities portfolio.

Held to maturity (HTM) securities are carried at amortized cost and represent those securities that Trustmark both intends and has the ability to hold to maturity. At December 31, 2003, HTM securities totaled $178.4 million and represented 8.4% of the total portfolio, compared with $549.2 million, or 30.3%, at the end of 2002. This decline in HTM securities as a percentage of the securities portfolio should continue as Management utilizes the increased flexibility in AFS securities to manage its investment strategy.

Management continues to focus on asset quality as one of the strategic goals of the securities portfolio, which is evidenced by the investment of over 90% of the portfolio in U.S. Treasury, U.S. Government agencies obligations and other AAA rated securities.

Loans and Allowance for Loan Losses
Loans, including loans held for sale, represented 70.1% of earning assets at December 31, 2003, compared with 71.6% at year-end 2002. At December 31, 2003, loans totaled $5.033 billion, a 9.0% increase from its level of $4.617 billion at December 31, 2002. Excluding the Emerald Coast branch purchase, loan growth was $200 million, or 4.3%. Real estate lending continued to be positively impacted by record

low interest rates while other loan areas have been negatively affected by a weakened economy.

Trustmark makes loans in the normal course of business to certain directors, including their immediate families and companies in which they are principal owners. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility at the time of the transaction.

Trustmark's lending policies have resulted in consistently sound asset quality. One measure of asset quality in the financial services industry is the level of nonperforming assets. The details of Trustmark's nonperforming assets at December 31, 2003 and December 31, 2002, are shown in the accompanying table.

Nonperforming Assets
($ in thousands)

	December 31,	
	2003	2002
Nonaccrual and restructured loans	$ 23,921	$ 31,642
Other real estate (ORE)	5,929	6,298
Total nonperforming assets	$ 29,850	$ 37,940
Accruing loans past due 90 days or more	$ 2,606	$ 2,946
Nonperforming assets/total loans and ORE	0.59%	0.82%

Total nonperforming assets decreased $8.1 million, or 21.3%, during 2003. This decrease can be attributed to a concerted effort to address problem loans as well as approximately $1.4 million of loans returned to accrual status as the result of an intensified review of nonaccrual loans less than $100 thousand. The allowance coverage of nonperforming loans remains strong at 310.5% at December 31, 2003, compared with 236.3% at December 31, 2002.

At December 31, 2003, the allowance for loan losses was $74.3 million compared with $74.8 million at December 31, 2002. The allowance for loan losses represented 1.48% of total loans outstanding at December 31, 2003, compared to 1.62% at December 31, 2002. This decline in the allowance as a percentage of total loans is the result of an increase in loans from the Emerald Coast branch purchase. Loans purchased totaled $224.3 million, which included a $1.9 million discount, consisting of a discount for general credit risk of $3.5 million offset by a market premium of $1.6 million. As of December 31, 2003, Management believes that the allowance for loan losses provides adequate protection in regards to charge-off experience and the current level of nonperforming assets.

Net charge-offs were $10.3 million, or 0.21% of average loans, for 2003, compared with $14.9 million, or 0.33% of average loans, for the prior year period. This improvement can primarily be attributed to the 20.1% decline in charge-offs recorded during 2003. Supporting this reduction were gross charge-offs of commercial purpose loans, which decreased $3.7 million when comparing 2003 and 2002.

Other Earning Assets

Federal funds sold and securities purchased under reverse repurchase agreements were $37.7 million at December 31, 2003, an increase of $13.8 million when compared with year-end 2002. Trustmark utilizes these products as a short-term investment alternative whenever it has excess liquidity.

Deposits and Other Interest-Bearing Liabilities

Trustmark's deposit base is its primary source of funding and consists of core deposits from the communities served by Trustmark. Deposits include interest-bearing and noninterest-bearing demand accounts, savings, money market, certificates of deposit, individual retirement accounts and brokered CDs. Total deposits were $5.089 billion at December 31, 2003, compared with $4.686 billion at December 31, 2002, an increase of $403.2 million, or 8.6%. Excluding the Emerald Coast branch purchase, deposits increased $182.3 million, or 3.9%, when compared with December 31, 2002. The primary area of growth in deposits during 2003 was accounts that were transactional in nature such as demand deposit, NOW and MMDA. When compared to year-end 2002, transaction accounts increased $350.3 million, or 16.0%. Historically low rates for certificates of deposit, as well as uncertain market conditions, have resulted in more growth in traditional deposit products. During the third quarter of 2003, Trustmark began a brokered CD program to provide additional low cost deposit funding which totaled $98.9 million at December 31, 2003. Trustmark will continue to seek deposits by expanding its presence in higher growth markets and evaluating additional wholesale deposit funding sources.

Short-term borrowings consist of federal funds purchased, securities sold under repurchase agreements, FHLB borrowings and the treasury tax and loan note option account. Short-term borrowings totaled $1.550 billion at December 31, 2003, an increase of $318.7 million, compared with $1.231 billion at year-end 2002. An increase in term federal funds purchased and short-term FHLB advances were the primary contributors to this growth as Management sought funding from lower priced short-term borrowings during this historically low interest rate environment.

Long-term FHLB advances totaled $531.0 million at December 31, 2003, an increase of $56.0 million from December 31, 2002. These totals include $350.0 million in advances with interest rates adjusting quarterly, while the remaining advances are fixed rate, primarily maturing in 2005 and 2006. Beginning in the second quarter of 2003, Trustmark implemented the use of swap agreements and has effectively converted $125.0 million of the fixed rate advances to variable rates. For further discussion, see Market/Interest Rate Risk Management beginning on page 63.

Legal Environment

Trustmark and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to the lending, collection, servicing, investment, trust and other business activities; and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, Management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever Management believes that such losses are probable and can be reasonably estimated. In recent years, the legal environment in Mississippi has been considered by many to be adverse to business interests in regards to the overall treatment of tort and contract litigation as well as the award of punitive damages. However, tort reform legislation that became effective during 2003, may reduce the likelihood of unexpected sizable awards. At the present time, Management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on Trustmark's consolidated financial position or results of operations; however, Management is unable to estimate a range of potential loss on these matters because of the nature of the legal environment in states where Trustmark conducts business.

Management's Discussion and Analysis

Pension Plan

Trustmark's defined noncontributory benefit pension plan (the Plan) is accounted for using SFAS No. 87, "Employers' Accounting for Pensions." Under this statement, pension expense is recognized on an accrual basis over employees' approximate service periods. Pension expense calculated under SFAS No. 87 is generally independent of funding decisions or requirements. Trustmark recognized expense related to the Plan in the amount of $4.2 million, $1.7 million and $1.4 million in 2003, 2002 and 2001, respectively. In February 2003, Trustmark announced a voluntary early retirement program for associates ages 58 and above with ten or more years of service. This program was accepted by 116 associates and increased net periodic pension costs by $2.0 million during 2003. The calculation of pension expense and liabilities is based on actuarial assumptions including rates of termination, retirement, disability, mortality and salary increases. While these assumptions have been chosen to individually represent the best estimate of a particular event as required by SFAS No. 87 and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," actual experience may differ from the assumptions. Any changes in the actuarial assumptions may produce changes in the pension expense and plan liabilities.

Trustmark's pension plan has historically performed well and was fully funded through 2001. At October 31, 2002, Trustmark's pension plan became under-funded for the first time in plan history as the accumulated benefit obligation (pension liability) exceeded plan assets by $2.7 million. Because of these factors, Management and the Board of Directors spent many hours evaluating numerous scenarios regarding historical and future pension expense. Based on these evaluations, Trustmark's Board of Directors made a one-time special $10 million contribution to the plan during 2003. This contribution eliminated the under-funded accumulated benefit obligation at October 31, 2003. In addition, the Board of Directors adopted amendments to the pension plan during the fourth quarter of 2003 to ensure the plan will continue to provide meaningful benefits for associates in retirement while maintaining a consistent and affordable trend in the overall cost of associate benefits. As a result, pension expense is expected to be $1.9 million in 2004 instead of $4.2 million as originally projected. The amendments listed below will become effective January 1, 2004, and will have no impact on benefits associates have earned prior to that date.

❖ Future pension equity credits for each plan year will be reduced by 15%.
❖ The period for determining final average compensation will be increased from three to five years.
❖ Plan compensation will exclude pay for incentives, bonuses, and commissions.

Trustmark discounted future pension benefit obligations using a rate of 6.5% at December 31, 2003, compared to 7.0% at December 31, 2002, and 7.5% at December 31, 2001. Trustmark determines the appropriate discount rate each year based on current rates such as Moody's AA Bond Index with the discount rate typically set 0.25% to 0.50% above that rate. The discount rate for 2004 will be determined as of the October 31 measurement date.

The fair value of plan assets increased from $55.2 million at December 31, 2002, to $57.6 million at December 31, 2003. Trustmark's pension plan weighted-average asset allocations at December 31, 2003 and 2002, by asset category are as follows:

	2003	2002
Fixed income securities	37.2%	40.2%
Equity mutual funds	61.7%	55.6%
Other	1.1%	4.2%
Total	100.0%	100.0%

The strategic objective of the plan focuses on capital growth with moderate income. The plan is managed on a total return basis with the return objective set as a reasonable actuarial rate of return on plan assets net of investment management fees. Moderate risk is assumed given the average age of plan participants and the need to meet the required rate of return. Equity and fixed income securities are utilized to allow for capital appreciation while fully diversifying the portfolio with more conservative fixed income investments. The target asset allocation range for the portfolio is 0-15% Cash & Equivalents, 25-45% Fixed Income, 35-65% Domestic Equity, and 0-20% International Equity. Changes in allocations are a result of tactical asset allocation decisions and fall within the aforementioned percentage range for each major asset class.

Management's Discussion and Analysis

Trustmark selects the expected long-term rate-of-return-on-assets assumption in consultation with their investment advisors and actuary, and with concurrence from their independent accountants. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed – especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience, that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

A market related value of assets is used to determine the annual pension expense. The market related value is determined by recognizing the difference between the expected market value of assets (based on the assumed long-term rate of return) and the actual market value over a period of five years. The effect of using this method is a smoothing of fluctuations in pension expense – expense will neither increase during a down market nor decrease during an up market as rapidly as it might if actual market values were used. Through the duration of a complete market cycle, the impact on expense should be negligible.

Trustmark contributed $10.0 million in cash to the Plan during 2003. The acceptable range of contributions to the plan is determined each year by the plan's actuary. In 2004, Trustmark's minimum required contribution is expected to be zero; however, Trustmark's Management and Board of Directors plan to make a contribution of up to $7 million. The actual amount of the contribution will be determined based on the plan's funded status and return on plan assets as of the measurement date, which is October 31.

Off-Balance Sheet Arrangements

Trustmark makes commitments to extend credit and issues standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers. These loan commitments and letters of credit are off-balance sheet arrangements.

Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions. Commitments generally have fixed expiration dates or other termination clauses. Since many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Trustmark applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed creditworthiness of the borrower. At December 31, 2003 and 2002, Trustmark had commitments to extend credit of $1.2 billion and $1.1 billion, respectively.

Standby and commercial letters of credit are conditional commitments issued by Trustmark to insure the performance of a customer to a third party. When issuing letters of credit, Trustmark uses essentially the same policies regarding credit risk and collateral which are followed in the lending process. At December 31, 2003 and 2002, Trustmark's maximum exposure to credit loss in the event of nonperformance by the other party for letters of credit was $73.6 million and $70.4 million, respectively. These amounts consist primarily of commitments with maturities of less than three years. Trustmark holds collateral to support certain letters of credit when deemed necessary.

Management's Discussion and Analysis

Contractual Obligations

Trustmark is obligated under certain contractual arrangements. The amount of payments due under those obligations is shown below ($ in thousands):

	Less than One Year	One to Three Years	Three to Five Years	After Five Years	Total
Long-term FHLB advances	$ -	$ 525,179	$ 4,356	$ 1,500	$ 531,035
Operating lease obligations	2,729	2,958	1,789	8,944	16,420
Time deposits	1,221,380	422,327	71,998	1,804	1,717,509
Securities sold under repurchase agreements.	674,716	-	-	-	674,716
Total	$ 1,898,825	$ 950,464	$ 78,143	$ 12,248	$ 2,939,680

Asset/Liability Management

Overview

Market risk is the risk of loss arising from adverse changes in market prices and rates. Trustmark has risk management policies to monitor and limit exposure to market risk. Trustmark's market risk is comprised primarily of interest rate risk created by core banking activities. Interest rate risk is the risk to net interest income represented by the impact of higher or lower interest rates. Management continually develops and applies cost-effective strategies to manage these risks. The Asset/Liability Committee sets the day-to-day operating guidelines, approves strategies affecting net interest income and coordinates activities within policy limits established by the Board of Directors. A key objective of the asset/liability management program is to quantify, monitor and manage interest rate risk and to assist Management in maintaining stability in the net interest margin under varying interest rate environments.

Market/Interest Rate Risk Management

The primary purpose in managing interest rate risk is to invest capital effectively and preserve the value created by the core banking business. This is accomplished through the development and implementation of lending, funding, pricing and hedging strategies designed to maximize net interest income performance under varying interest rate environments subject to specific liquidity and interest rate risk guidelines.

Management has continued to maintain a balance sheet position that mitigates adverse effects of rising interest rates.

Asset sensitivity has been positively impacted with increases in floating rate commercial lending and by controlling the duration of the securities portfolio. While our growth in core deposits also improved asset sensitivity, added short borrowings and securities growth offset this with the result being a lower, albeit slightly positive, sensitivity to rising rates. Modeling static balances from December 31, 2003, it is estimated that net interest income may increase, possibly as much as 0.95%, in a one-year, shocked, up 200 basis point rate shift scenario, compared to a base case, flat rate scenario for the same time period. In a shocked, down 200 basis point rate shift scenario, net interest income may decline from the base case as much as 12.22% in a one-year horizon. In this scenario, Trustmark uses the approach of shifting rates the greater of 200 basis points or the amount that implies a near zero rate for each category. Management cannot provide any assurance about the actual effect of changes in interest rates on net interest income. The estimates provided do not include the effects of possible strategic changes in the balances of various assets and liabilities throughout 2004. Management will continue to monitor the balance sheet as balances change and maintain a proactive stance to manage interest rate risk.

The primary tool utilized by the Asset/Liability Committee is a third-party modeling system, which is widely accepted in the financial institutions industry. This system provides information used to evaluate exposure to interest rate risk, project earnings and manage balance sheet growth. This modeling system utilizes the following scenarios in order to give Management a method of evaluating Trustmark's interest rate, basis and prepayment risk under different conditions:

❖ Rate shocked scenarios of up-and-down 100, 200 and 300 basis points.

❖ Yield curve twist of +/- 2 standard deviations of the change in spread of the three-month Treasury bill and the 10-year Treasury note yields.

❖ Basis risk scenarios where federal funds/LIBOR spread widens and tightens to the high and low spread determined by using 2 standard deviations.

❖ Prepayment risk scenarios where projected prepayment speeds in up-and-down 200 basis point rate scenarios are compared to current projected prepayment speeds.

A static gap analysis is a tool used mainly for interest rate risk measurement, in which the balance sheet amounts as of a certain date are stratified based on repricing frequency. The assets and liabilities repricing in a certain time frame are then compared to determine the gap between assets and liabilities for that period. If assets are greater than liabilities for the specified time period, then the balance sheet is said to be in an asset gap, or asset sensitive, position. Management feels that this method for analyzing interest rate sensitivity does not provide a complete picture of Trustmark's exposure to interest rate changes since it illustrates a point-in-time measurement and, therefore, does not incorporate the effects of future balance sheet trends, repricing behavior of certain deposit products or varying interest rate scenarios. This analysis is a relatively straightforward tool that is helpful in highlighting significant short-term repricing volume mismatches. Management's assumptions related to the prepayment of certain loans and securities, as well as the maturity for rate sensitive assets and liabilities, are utilized for sensitivity static gap analysis. Three-month gap analysis projected at December 31, 2003, reflected a liability gap of $691 million compared with an asset gap of $52 million at December 31, 2002. One-year gap analysis projected at December 31, 2003, reflected a liability gap of $352 million compared with an asset gap of $321 million at December 31, 2002. These changes in Trustmark's static gap position can be traced to a reduction in mortgage work-in-process, fewer securities with remaining maturities under three months, as well as Management's decision to reallocate wholesale borrowings into floating, rather than fixed rates. This effectively lowers the current funding cost and provides relief to the compression of net interest income.

As part of Trustmark's risk management strategy in the mortgage banking area, various derivative instruments such as interest rate lock commitments and forward sales contracts are utilized. Forward contracts are agreements to purchase or sell securities or other money market instruments at a future specified date at a specified price or yield. Trustmark's obligations under forward contracts consist of commitments to deliver mortgage loans, originated and/or purchased, in the secondary market at a future date. Effective January 1, 2003, Trustmark redesignated these derivative instruments as fair value hedges as permitted by Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivatives Instruments and Hedging Activities," as amended. Under SFAS No. 133, changes in the values of derivatives designated as fair value hedges are recognized in earnings. In this case, Trustmark recognizes changes in the values of the designated derivatives in earnings simultaneously with changes in the values of the designated hedged loans. To the extent changes in the values of the derivatives are 100% effective in offsetting changes in the values of hedged loans, the fair value adjustments on the derivatives and hedged loans would offset one another. In contrast, Trustmark's previous designation of these derivatives as cash flow hedges resulted in changes in value being recognized in accumulated other comprehensive income, net of taxes, a component of Shareholders' Equity, and in earnings. Management anticipates that this change will help mitigate the potential for earnings volatility related to the valuation of these hedging instruments in the future.

Trustmark continued a risk controlling strategy utilizing caps and floors, which may be further implemented over time. As of December 31, 2003, Trustmark was not utilizing interest rate floors but had interest rate cap contracts with notional amounts totaling $300 million, which mature in 2006. The intent of utilizing these financial instruments is to reduce the risk associated with the effects of significant movements in interest rates. Caps and floors, which are not designated as hedging instruments for accounting purposes, are options linked to a notional principal amount and an underlying indexed interest rate. Exposure to loss on these options will increase or decrease as interest rates fluctuate.

Another tool used for interest rate risk management is interest rate swaps. Interest rate swaps are derivative contracts under which two parties agree to make interest payments on a notional principal amount. In a generic swap, one party pays a fixed interest rate and receives a floating interest rate while the other party receives a fixed interest rate and pays a floating interest rate. During April 2003, Trustmark initiated four separate interest rate swaps with a total notional principal amount of $100 million. During July 2003, Trustmark added another interest rate swap with a notional principal amount of $25 million. These swaps are designated as fair value hedges. Trustmark initiated these swaps to mitigate the effects of further changes in the fair value of specific noncallable, nonprepayable, fixed rate advances from the FHLB by agreeing to pay a floating interest rate tied to LIBOR. The swap contracts are tied to the maturity of five separate FHLB advances maturing between 2005 and 2006.

Recent Pronouncements

In December 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (as revised). This interpretation addresses consolidation by business enterprises of variable interest entities, which have one or more of the following characteristics: 1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders; 2) the equity investors lack one or more of the essential characteristics of a controlling financial interest and 3) the equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. Application of this interpretation is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities for periods ending after December 15, 2003. Currently, Trustmark does not have any interests in variable interest entities as defined by this interpretation.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The effects of this statement did not

have a material impact on Trustmark's consolidated financial position or results of operations upon adoption on June 30, 2003.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The statement applies to the following three categories of freestanding financial instruments: 1) certain mandatorily redeemable instruments, 2) instruments with repurchase obligations and 3) instruments with obligations to issue a variable number of shares. The statement requires that previously issued instruments that fall within the scope of the statement must be reclassified as liabilities, and subsequent changes in the measurements of the instruments treated as liabilities must flow through to the income statement. For public companies, this statement became effective for all freestanding financial instruments entered into or modified after May 31, 2003. Currently, Trustmark does not have any financial instruments within the scope of this statement.

Interest Rate Sensitivity Table
($ in thousands)

December 31, 2003	2004	2005	2006	2007	2008	Thereafter	Total	Estimated Fair Value
Loans, Net								
Fixed Rate	$1,247,926	$724,102	$523,633	$335,475	$260,850	$312,161	$3,404,147	$3,543,061
Average Int Rate	5.89%	6.32%	6.25%	5.81%	5.65%	5.47%	5.97%	
Floating Rate	$ 820,608	$157,792	$119,067	$119,175	$111,859	$225,688	$1,554,189	$1,554,189
Average Int Rate	4.21%	4.44%	4.63%	4.42%	4.34%	4.95%	4.40%	
Investment Securities								
Fixed Rate	$ 509,354	$485,489	$262,640	$445,690	$212,585	$196,058	$2,111,816	$2,124,512
Average Int Rate	0.97%	2.95%	3.67%	3.12%	4.17%	3.81%	2.80%	
Floating Rate	$ 189	$ 126	$ 90	$ 65	$ 48	$ 109	$ 627	$ 627
Average Int Rate	3.53%	3.55%	3.53%	3.51%	3.50%	3.49%	3.52%	
Other Earning Assets								
Floating Rate	$ 37,712	-	-	-	-	-	$ 37,712	$ 37,712
Average Int Rate	0.95%	-	-	-	-	-	0.95%	
Interest-Bearing Deposits								
Fixed Rate	$1,223,415	$326,841	$ 88,388	$ 46,026	$ 23,794	$ 1,716	$1,710,180	$1,729,765
Average Int Rate	1.85%	2.83%	3.64%	4.61%	3.29%	5.15%	2.24%	
Floating Rate	$ 724,367	$332,177	$332,177	$332,177	$328,937	-	$2,049,835	$2,049,835
Average Int Rate	0.63%	0.62%	0.62%	0.62%	0.62%	-	0.62%	
Other Interest-Bearing Liabilities								
Fixed Rate	$ 119,114	$100,000	$ 75,179	-	$ 4,356	$ 1,500	$ 300,149	$ 310,469
Average Int Rate	1.94%	5.49%	5.60%	-	5.33%	6.05%	4.22%	
Floating Rate	$1,430,553	$350,000	-	-	-	-	$1,780,553	$1,780,553
Average Int Rate	0.68%	1.18%	-	-	-	-	0.78%	

December 31, 2002	2003	2004	2005	2006	2007	Thereafter	Total	Estimated Fair Value
Loans, Net								
Fixed Rate	$1,283,674	$683,449	$436,074	$266,986	$165,721	$270,216	$3,106,120	$3,199,807
Average Int Rate	6.64%	7.24%	7.35%	6.78%	6.51%	6.38%	6.84%	
Floating Rate	$ 647,862	$168,279	$126,153	$108,939	$113,253	$271,989	$1,436,475	$1,436,475
Average Int Rate	3.90%	3.29%	3.37%	3.27%	3.49%	3.06%	3.54%	
Investment Securities								
Fixed Rate	$ 674,209	$339,747	$318,475	$204,734	$ 85,336	$187,916	$1,810,417	$1,839,370
Average Int Rate	7.08%	3.94%	3.72%	3.97%	4.21%	4.32%	5.13%	
Floating Rate	$ 887	$ 169	$ 106	$ 67	$ 42	$ 79	$ 1,350	$ 1,350
Average Int Rate	2.56%	4.21%	4.22%	4.22%	4.23%	4.23%	3.13%	
Other Earning Assets								
Floating Rate	$ 23,957	-	-	-	-	-	$ 23,957	$ 23,957
Average Int Rate	1.41%	-	-	-	-	-	1.41%	
Interest-Bearing Deposits								
Fixed Rate	$1,279,358	$265,831	$114,833	$ 37,109	$ 43,708	$ 1,840	$1,742,679	$1,769,777
Average Int Rate	2.58%	3.75%	4.71%	5.09%	4.65%	5.21%	3.02%	
Floating Rate	$ 601,275	$273,440	$273,440	$273,440	$270,782	-	$1,692,377	$1,692,377
Average Int Rate	0.81%	0.73%	0.73%	0.73%	0.73%	-	0.76%	
Other Interest-Bearing Liabilities								
Fixed Rate	$ 69,771	$ 50,000	$100,000	$ 75,243	-	$ 5,945	$ 300,959	$ 332,990
Average Int Rate	2.90%	4.65%	5.49%	5.60%	-	5.53%	4.78%	
Floating Rate	$1,404,978	-	-	-	-	-	$1,404,978	$1,404,978
Average Int Rate	1.00%	-	-	-	-	-	1.00%	

Directors Trustmark Corporation

J. Kelly Allgood
President
BellSouth – Mississippi
(Retired)

Reuben V. Anderson
Partner
Phelps Dunbar, L.L.P.

John L. Black, Jr.
Chairman and
Chief Executive Officer
The Waverley Group, Inc.

William C. Deviney, Jr.
Chief Executive Officer
Deviney Construction Company, Inc.

C. Gerald Garnett
Chief Executive Officer
Southern Farm Bureau Casualty
Insurance Company and
Southern Farm Bureau Property
Insurance Company

Richard G. Hickson
Chairman, President and
Chief Executive Officer
Trustmark Corporation,
Chairman and Chief Executive Officer
Trustmark National Bank

Matthew L. Holleman III
President and
Chief Executive Officer
Galaxie Corporation,
President
Capitol Street Corporation,
H.H. Corporation and Bay
Street Corporation

William Neville III
President
The Rogue, Ltd.

Richard H. Puckett
President and
Chief Executive Officer
Puckett Machinery Company

Carolyn C. Shanks
President and
Chief Executive Officer
Entergy Mississippi, Inc.

Kenneth W. Williams
President
Corinth Coca-Cola Bottling Works,
President
Refreshments, Inc.

William G. Yates, Jr.
Chairman and President
The Yates Companies, Inc.

Officers Trustmark Corporation

Richard G. Hickson
Chairman, President and
Chief Executive Officer

T. Harris Collier III
Secretary

Louis E. Greer
Chief Accounting Officer

Melanie A. Morgan
Assistant Secretary

Zach L. Wasson
Treasurer

Directors Trustmark National Bank

J. Kelly Allgood
President
BellSouth – Mississippi
(Retired)

Reuben V. Anderson
Partner
Phelps Dunbar, L.L.P.

Adolphus (Dolph) B. Baker
President and
Chief Operating Officer
Cal-Maine Foods, Inc.

John L. Black, Jr.
Chairman and
Chief Executive Officer
The Waverley Group, Inc.

William C. Deviney, Jr.
Chief Executive Officer
Deviney Construction Company, Inc.

C. Gerald Garnett
Chief Executive Officer
Southern Farm Bureau Casualty
Insurance Company and
Southern Farm Bureau Property
Insurance Company

Richard G. Hickson
Chairman, President and
Chief Executive Officer
Trustmark Corporation,
Chairman and Chief Executive Officer
Trustmark National Bank

Matthew L. Holleman III
President and
Chief Executive Officer
Galaxie Corporation, President
Capitol Street Corporation,
H.H. Corporation and Bay
Street Corporation

Gerard R. Host
President
General Banking
Trustmark National Bank

Larry L. Lambiotte
President and
Chief Executive Officer
PolyVulc USA

Dr. Frances Lucas
President
Millsaps College

John M. McCullouch
President
BellSouth - Mississippi

William Neville III
President
The Rogue, Ltd.

Richard H. Puckett
President and
Chief Executive Officer
Puckett Machinery Company

Charles W. Renfrow
General Manager
Terry Investments, LLC

Carolyn C. Shanks
President and
Chief Executive Officer
Entergy Mississippi, Inc.

R. Michael Summerford
President and
Chief Operating Officer (Former)
ChemFirst, Inc.

Harry M. Walker
President
Jackson Metro
Trustmark National Bank

LeRoy G. Walker, Jr.
President
LTM Enterprises, Inc.

Kenneth W. Williams
President
Corinth Coca-Cola Bottling Works,
President
Refreshments, Inc.

Allen Wood, Jr.
Director, Systems Division
ITC^DeltaCom and
Partner
John Richard Investments, LLP

William G. Yates, Jr.
Chairman and President
The Yates Companies, Inc.

Officers Trustmark National Bank

Chairman and
Chief Executive Officer
Richard G. Hickson

President
General Banking
Gerard R. Host

President
Wealth Management
Duane A. Dewey

President
Jackson Metro
Harry M. Walker

Vice Chairman
(Emeritus)
Alvis Hunt

Executive Vice Presidents
George C. Gunn
James S. Lenoir
James M. Outlaw, Jr.
William O. Rainey
Zach L. Wasson

Senior Vice Presidents
Lewis S. Agnew
Jon E. Anderson
Nicholas G. Anderson
Marguerite R. Black
John E. Bonar
Janice A. Brown
John K. Conn
Monica A. Day
Elvis L. Dick
Murray B. Fincher
Louis E. Greer
Allen Guy
Robert C. Hardison, Jr.
Teresa G. Hemphill
Thomas V. Howard
John S. Howie
Letitia C. Hughes
W. Barry Planch
Ella Jane Putnam
Douglas H. Ralston
Jonathan T. Rogers
J. Sessions Roland III
George N. Shirley, Jr.
James E. Shumaker
W. Art Stevens
Bob W. Stockton
Breck W. Tyler
Rebecca N. Vaughn-Furlow
Jerry G. Veazey, Jr.
R. Gray Wiggers, Jr.
Paul J. Williams
C. Scott Woods
Mike Zito, Jr.

General Counsel and Secretary
T. Harris Collier III

Vice President and Assistant Secretary
Melanie A. Morgan

Market Presidents   Trustmark National Bank

Joe Allbritton
Brookhaven

J. Gregory Bennett
Greenwood

Linda R. Brown
Magee

William C. Callaway, Jr.
Greenville

Lee D. Cutrone, Jr.
Houston (Texas)

James B. Daly
Madison County

Jeffrey K. Dibenedictis
Panama City (Florida)

Billy W. Estes
Meridian

Harvey G. Ferguson, Jr.
DeSoto County

Jerry M. Hall
Vicksburg

A. Eugene Henson, Jr.
Hinds County

Charles H. Lewis
McComb

Brent W. Lutz
Tupelo

Joe B. Madden
Hazlehurst

Tim Magee
Columbia

Victor L. Marlar
Corinth

Sam P. McClatchy
Memphis (Tennessee)

W. Holt McMullan
Hattiesburg

James C. McNeese
Laurel

J. Stephen Stringer
Canton

John D. Sumrall
Emerald Coast (Florida)

Danny M. Trusty
Tylertown

F. B. Walker, Jr.
Smith County

Hal B. Williams
Rankin County

Bart C. Wise
Columbus

Brookhaven

Joe Allbritton
President
Trustmark National Bank

Robert O. Allen
Partner
Allen, Allen, Breeland
& Allen
Attorneys

Martin C. Becker
Owner
Cracker Barrel Convenience
Store & Car Wash

Cecil Estess
Corporate Officer
Dickerson & Bowen

Robin Tyler Faust
Funeral Director
Tyler Funeral Home

Betty R. Gatlin
Owner (Retired)
Betty Ann's Dress Shop

Dr. J. Spencer Mooney
Physician

Dr. J. Kim Sessums
Physician

Betsy Penn Smith
Owner
Betsy Smith Properties, Inc.

A. Lavelle Sullivan
Co-Owner
Sullivan Ford-Lincoln-
Mercury-Mazda

James J. Trent
Division President
McLane Southern
Regional VP
McLane Co., Inc.

Canton

I. Hugh Edwards
Owner
Western Auto Associate Store

W. E. Harreld, Jr.
President
Harreld Chevrolet Company

Sam P. Smith-Vaniz
Executive Vice President
Trustmark National Bank

J. Stephen Stringer
President
Trustmark National Bank

Hite Wolcott
Mayor (Retired)
City of Ridgeland

Columbia

Thomas M. Duff
Partner
Southern Tire Mart, LLC
United Ventures, LLC

Tim Magee
President
Trustmark National Bank

Robert E. Simmons
Retired, Simmons Oil Company
Manager, Personal Investment
Portfolio

Richard F. Yarborough, Jr.
Partner
Smith Reeves & Yarborough,
PLLC

Columbus

Mark Alexander
Chairman
Dynahealth, Inc.

Dr. Charles E. Atkins, Jr.
Orthodontist

Delynn W. Burkhalter
President
Burkhalter Rigging, Inc.

W. R. Phillips IV
President
Phillips Contracting Co., Inc.

Rodney Sheffield
Owner
Hancock Fabrics

Bart C. Wise
President
Trustmark National Bank

Corinth

Victor L. Marlar
President
Trustmark National Bank

William J. Napier III
Vice President
Corinth Mill Supply

Ricky R. Stockton
Hotel Manager
S.S.S.S. & P., Inc.

Kenneth W. Williams
President
Corinth Coca-Cola
Bottling Works
President, Refreshments, Inc.

DeSoto County

Harvey G. Ferguson, Jr.
President
Trustmark National Bank

Keith W. Ferrell
Owner and
Chief Executive Officer
Ferrell Paving Company

William Laney Funderburk
Developer

Charles Moore
Builder/Developer

L. C. Vance
Owner
Omega General Contractors

Emerald Coast (Florida)

Gus Andrews
Real Estate Investor/Developer

Mark Barrett
President & Owner
Commercial Contractor
Design Build Systems, Inc.

Wesley L. Burnham
Real Estate Development

Gerald R. Dunkle
Developer & Broker
JPD Investments, Inc.

Elke McCoy
Real Estate Broker
(Retired)

Jay A. Odom
Owner & CEO
Crystal Beach Development

Michael Reed
Orthopedic Surgeon

Floyd Skinner
President
Skinner Tax Consulting, Inc.

Harry Sipple
Maintenance Contractor
SIBCO South, Inc.

David Spencer
President
Glass Center, Inc.

John D. Sumrall
President
Trustmark National Bank

Gary Walsingham
President & CEO
Alvin's Stores, Inc.

Greenville

William C. Callaway, Jr.
President
Trustmark National Bank

Stephen R. Jernigan
Owner
River City Rehabilitation

Mark K. King
Owner and Manager
Boone-Wells Funeral Home

Harley Metcalfe III
Planter
Metcalfe & Weathers

Dr. John L. Turner IV
Physician

Will P. Watson
Owner
Antel Marketing, Inc.

Marvin I. Wynne
President (Retired)
Tenenbaum's of Greenville

Greenwood

J. Gregory Bennett
President
Trustmark National Bank

H. Don Brock, Jr.
Partner
Whittington Brock
Swayze & Dale

Fred E. Carl, Jr.
President
Viking Range Corporation

Dr. Michael H. Carter, Jr.
Physician

Alexander John Malouf III
Co-Owner
The John Richard
Collection, Inc.

Clyde V. Manning
Business Consultant

R. A. Norris
President
S&N Sprayer Company, Inc.

Walter R. Pillow III
Planter
Walter Pillow Farms, Inc.

Irvin L. Whittaker
Superintendent of Education
(Retired)
Leflore County Schools

Allen Wood, Jr.
Director, Systems Division
ITC^DeltaCom and
Partner
John Richard Investments, LLP

Hattiesburg

Judith H. Corts
Owner
ReMax Real Estate Partners

Donald L. Doleac
President
Doleac Electric Company, Inc.

Glenn E. Galey
Secretary
SouthGroup Insurance Services

Dr. William H. Gullung III
Dermatologist
Hattiesburg Clinic, P.A.

Jimmy L. Hopkins
Assistant Superintendent
Hattiesburg Public Schools

Dr. Bruce M. McCarthy
Orthopedic Surgeon
Hattiesburg Clinic, P.A.

W. Holt McMullan
President
Trustmark National Bank

Charlie T. Sutherland, Jr.
President
F-S Prestress

Robert O. Tatum
President
Tatum Development, Inc.

Henry L. Thomas
General Manager
South Mississippi Electric
Power Association

Dr. Thad Waites
Cardiologist and
Vice President
Hattiesburg Clinic, P.A.

Lawrence Warren
President
Warren Paving

Hazlehurst

Olen C. Bryant, Jr.
Attorney

Dr. Howell C. Garner
President
Copiah-Lincoln Community
College

Joe B. Madden
President
Trustmark National Bank

Dr. Fred J. McDonnell
Physician
Copiah Medical Association

John C. Pyron
Co-Owner
Copiah Forest Products, Inc.
and Copiah Lumber
Company, Inc.

A. Wendell Stringer
President
Stringer Funeral Homes

Laurel

William S. Burton
President
Burton Properties LLC

Harry H. Bush
President
Bush Farms, Inc.

Louis S. Crumbley
President
Crumbley Paper Company

Linda R. Gavin
Associate Executive Director
of Marketing
South Central Regional
Medical Center

Jerome Harless
President
Flarestack, Inc.

Ben T. Howse
President
Howse Implement
Company, Inc.

Victor Jones, Jr.
Owner, Jones Sales and
Service, Inc.

Rhes V. Low, Sr.
Vice President
United Roofing &
Construction, Inc.

James C. McNeese
President
Trustmark National Bank

Community Bank Advisory Directors   Trustmark National Bank

McComb

Dr. James C. Boothe
Physician
Southwest Radiology
Associates

Pat H. Brumfield, Jr.
President
Brumfield Oil Company, Inc.

Brad Clark
President
Clark Construction, Inc.
of Mississippi

Ronald D. Craddock
President
Craddock Oil Company, Inc.

John Dale Dumas, DMD
Dentist

Charles H. Lewis
President
Trustmark National Bank

Dr. Eric S. Lewis
Surgeon
SW MS Oral and Maxillofacial
Surgery, Inc.

John H. Ott
Attorney

Magee

Linda R. Brown
President
Trustmark National Bank

Jacqueline P. Gordy
Secretary-Treasurer
Pace Oil Company

Dr. Charles Pruitt III
Physician

James Ronald Rankin
Salesman
Dutch Lubricants

Joseph Lawrence Stephens
President
Stephens, LLC

Dr. James H. Stuard
Dentist

Roger S. Yelverton
President
Yelverton LP Gas Company

Memphis (Tennessee)

G. C. Collins
President (Retired)
Farrisview Industrial Park

John P. Douglas
Banker (Retired)

Cora Nell Haynes
Owner (Retired)
Southern States Transportation

Robert C. Lanier
Investor

Graves Leggett
Owner
Graves Leggett Realty

Sam P. McClatchy
President
Trustmark National Bank

Charles R. Perkins
Charles R. Perkins Law Firm

William H. Watkins, Jr.
Watkins & Uiberall

Meridian

Tommy E. Dulaney
President and
Chief Executive Officer
Structural Steel Services, Inc.

Billy W. Estes
President
Trustmark National Bank

Alan E. Gartrell
Secretary-Treasurer
Internal Engine Parts Group

Manny Mitchell
Owner
Mitchell Distributing
Company, M-Prints &
Mitchell Signs

C. D. Smith, Jr.
Manager
BellSouth-East Central District

Robert F. Ward
Real Estate Developer

Rankin County

George Patton Guest
Owner
Guest Consultants

Thomas C. Kennedy
President
Kennedy Farm & Home
Supply

David Morrow, Jr.
Partner
Morrow Realty
Morrow Law Firm, PLLC

Jack H. Rhodes
Owner
Rhodes & Robby Drugs

Waymon Tigrett
Owner
Brandon Discount Drugs

Hal B. Williams
President
Trustmark National Bank

Smith County

D. Michael Bryant
Marketing Director
Southern Pine Electric
Power Association

Terry M. Grissom
Production Manager
Tyson Foods, Inc.

Billy K. Hawkins, Jr.
Owner
Hawkins Trucking

F. B. Walker, Jr.
President
Trustmark National Bank

Tupelo

V. M. Cleveland
Owner
Tupelo Furniture Market

Mitchell D. Colburn
Attorney

Johnny Crane
Chief Executive Officer
F. L. Crane & Sons, Inc.

Johnny L. Crane II
President
F. L. Crane & Sons, Inc.

Charlie Huffstatler
Supervisor
State Farm Insurance
Claims Division

Brent W. Lutz
President
Trustmark National Bank

Boyce McNeece
Owner
McNeece-Morris Funeral Home

Larry Montgomery
President
Montgomery Enterprises and
Rental Express

Rosemary Tigrett
Mississippi State Extension
Service
(Retired)

Tylertown

Robert O. Jones
Owner
Jones Furniture & Appliance

Steven L. Kennedy
Owner
Tylertown Sports Center

Dr. Rob Loper
Veterinarian

I. Conrad Mord II
Attorney

Dr. J. Keith Speed
Family Practice
Doctor of Osteopathy

Danny M. Trusty
President
Trustmark National Bank

Vicksburg

Robert R. Bailess
Partner
Wheeless, Shappley, Bailess
& Rector, Attorneys

Mike L. Cappaert
President
Cappaert Manufactured
Housing

Louis P. Cashman III
Owner
Vicksburg Post

John Fredric Farrell
President
Falco Lime, Inc.

Jimmy G. Gouras
Urban Planning Consultant

Jerry M. Hall
President
Trustmark National Bank

William T. Harris
President
Bill Harris Real Estate, Inc.

W. Briggs Hopson III
Partner
Teller, Chaney,
Hassell & Hopson, LLP

Larry L. Lambiotte
President and
Chief Executive Officer
PolyVulc USA

Marshall Sanders
Attorney

J. O. Smith, Jr.
President
Smith Towing, Inc.

Directors   Somerville Bank & Trust Company

Somerville Bank & Trust Company

John David Douglas
President
Somerville Bank & Trust
Company

John P. Douglas, Jr.
Bank Officer (Retired)

Charles E. Harvey
Farmer (Retired)

Graves Leggett
Owner
Graves Leggett Realty

William O. Rainey
Executive Vice President and
Chief Banking Officer
Trustmark National Bank

James H. Shelton
Bank Officer (Retired)

John S. Wilder, Jr.
Long Town Gin & Supply

Corporate Information

Corporate Headquarters
Trustmark Corporation
248 East Capitol Street
Jackson, MS 39201

Mailing Address
Post Office Box 291
Jackson, MS 39205

Internet Address
www.trustmark.com

Annual Meeting of Shareholders
Trustmark Corporation's Annual Meeting
of Shareholders will be held on Tuesday,
April 20, 2004 at 2:00 p.m. at the Crowne
Plaza Hotel, 200 East Amite Street,
Jackson, Mississippi.

Common Stock
Trustmark common stock is listed on the
NASDAQ National Market System and is
traded under the symbol TRMK.

Shareholder Services
The Stock Transfer Agent for Trustmark
Corporation's stock is:

Trustmark National Bank
Corporate Trust Department
Post Office Box 291
Jackson, MS 39205

Shareholder address changes should be
submitted in writing to the Stock Transfer
Agent at the address noted above.

Shareholders who wish to receive
information regarding direct deposit of
dividends, consolidation of accounts,
or obtain an enrollment form for the
Trustmark Corporation Dividend
Reinvestment Program may contact the
Stock Transfer Agent at 800-416-9407
(extension 5990).

Financial Publications
Additional copies of Trustmark's
Annual Report, Form 10-K, quarterly
reports and other corporate publications
are available at www.trustmark.com or
upon request by writing or calling our
Investor Relations Department at
601-208-6898.

Investor Inquiries
Analyst and investor inquiries may be
directed to:

Joseph Rein
First Vice President
601-208-6898
jrein@trustmark.com

Zach Wasson
Executive Vice President
and Chief Financial Officer
601-208-6816
zwasson@trustmark.com

Media Inquiries
Media representatives seeking general
information should contact:

Gray Wiggers
Senior Vice President
601-208-5942
gwiggers@trustmark.com